REGULATION CROWDFUNDING OFFERING STATEMENT

DATED April 2, 2025

wearegirltalk, inc.

Up to 2,500,000 shares of Class A Common Stock at $2.00 per share

Minimum Purchase: One share at $2.00 per share each, for a total of $2.00

Total offering amount: Up to $5,000,000

wearegirltalk, inc., a Nevada corporation (the "Company," "girltalk," "we," "our," "us," or similar pronouns), is offering on a "best efforts" basis, a maximum of 2,500,000 shares of its Class A common stock, par value $0.001 per share (the "Class A Common Stock" or "Shares"). The target offering amount necessary to close this offering is $2.00 (the "Target Offering Amount"). If we do not raise the Target Offering Amount by March 1, 2026 (the "Target Deadline"), no securities will be sold in this offering, all investment commitments will be cancelled and committed funds will be returned. We will accept oversubscriptions in excess of the target-offering amount up to $5,000,000 on a first come, first served basis. See "Plan of Distribution" on page 45 and "Our Securities" on page 43 for a description of our Class A Common Stock.

	Number of Shares	Price to Public (1)	Service Fees and Commissions (2)	Proceeds to Issuer (2)(3)
Per Class A Common Share	1	$2.00	$0.10	$1.90
Target Offering Amount	1	$2.00	$0.10	$1.90
Maximum Offering Amount	2,500,000	$5,000,000	$250,000.00	$4,750,000

(1) The fee for posting on www.flashfunders.com is 5.0% of the total raised plus a one-time fee of $25,000.

(2) Flashfunders Funding Portal, LLC ("Flashfunders"), the Company's intermediary in this Offering, may enter into a funding portal/broker dealer referral agreement in accordance with Rule 402(b)(7) of Regulation CF with Boustead Securities LLC and Sutter Securities Inc., both affiliate FINRA registered broker dealers and pay such broker-dealers a portion of the fees payable by the Company to Flashfunders as compensation for services provided by such broker-dealers in connection with this offering.

(3) Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on the Intermediary. See "Use of Proceeds" and "Plan of Distribution".

- **Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.**

- **We will notify investors when the target offering amount has been met.**

- **If we reach the target offering amount prior to April 2, 2026, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

- **If an investor does not cancel an investment commitment at least 48 hours prior to March 1, 2026], his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.**

- **If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be cancelled and your committed funds**

will be returned to you.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our Class A Common Stock and we cannot guarantee that such a trading market will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page .

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering statement or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

You should rely only on the information contained in this Offering Statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this Offering Statement. This Offering Statement is an offer to sell only the Class A Common Stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Statement is current only as of its date.

Table of Contents

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NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements set forth in this Offering Statement constitute "Forward Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words "estimate," "project," "intend," "forecast," "anticipate," "plan," "planning," "expect," "believe," "will likely," "should," "could," "would," "may" or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks described herein. Therefore, prospective Investors are cautioned that there also can be no assurance that the forward-looking statements included in this Offering Statement will prove to be accurate. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by the Company or any other person that the objectives and plans of the Company will be achieved in any specified time frame, if at all.

The Company's forward-looking statements are based on management's current expectations and assumptions regarding the Company's business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. The Company's actual results may vary materially from those expressed or implied in its forward-looking statements.

Important factors that may cause the actual results to differ from those expressed within may include, but are not limited to:

The success or failure of the Company's efforts to successfully market its products and services as scheduled;

- The Company's ability to attract, build, and maintain a user base;
- The Company's ability to attract and retain quality employees;
- The effects of changing economic conditions; and
- The ability of the Company to obtain adequate debt or other financing if only a fraction of this offering is sold;

These along with other risks, which are described under the "Risk Factors" section starting on page may be described in future communications to stockholders. Except to the extent required by applicable laws or rules, the Company makes no representation and undertakes no obligation to update the forward looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Offering Statement. Although the Offering Statement may provide potential Investors with some references to subject headings, the information appearing under those headings is not necessarily a complete or exclusive discussion or description of that subject. References in this Offering Statement to "girltalk" "we", "us", "our" and similar words below refer to the Company and Coleman Creative Agency, Inc. as a combined entity, and their combined operations.

Our Company

wearegirltalk, inc. was formed in September 2023 and its wholly owned subsidiary, Coleman Creative Agency, Inc., a California corporation ("Coleman Creative") was formed in March 2019. We plan to operate a vibrant and dynamic membership-based community designed exclusively for women seeking to forge meaningful connections and friendships in their local cities. Our platform is being designed to address the varied needs of women who might find themselves in situations such as relocating for a job, recovering from a breakup, or feeling that they have outgrown their current social circles. Please see the additional discussion below under "Business"

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beginning on page 6. Our principal executive offices are located at 101 Avenue of the Americas, 8th and 9th floors, New York, NY 10013. Our telephone number is (646) 568-6791. Our website address is www.wearegirltalk.com. The information contained on, or that can be accessed through, our website is not part of this Offering Statement.

The Offering

A maximum of 2,500,000Shares (the "Maximum Offering Amount") on a "best efforts" basis. If the Target Offering Amount is not reached on or before March 1**, 2026** (the "Minimum Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. If the Target Offering Amount has been deposited prior to the end of the Minimum Offering Period, the offering may continue until the earlier of March 1**, 2026** (which date may be extended at our option) or the date when all shares offered have been sold (the "Offering Period"). At any time during the Offering Period, we may accept and finalize your investment.

The offering price per Share has been arbitrarily determined by the Company. The Company may, in the future, sell Shares for a higher or lower price per Share than that for which the Shares are being sold in this offering. In determining such future prices, our Board of Directors will take into consideration such factors as they deem necessary, which may include our current status, operations and results of operations, the requirements for additional capital, market factors, and other factors that may not be known until the applicable time.

Upon completion of the Offering, assuming that the Maximum Offering Amount has been sold, there will be 5,700,000 shares of Class A Common Stock outstanding without giving effect to the conversion of the Convertible Notes and 4,800,000 shares of Class B Common Stock outstanding, for an aggregate of 10,500,000 shares of Common Stock.

Securities Offered	2,500,000 (maximum shares of Class A Common Stock)	
Shares outstanding pre-offering	**No. of Shares**	**Class**
	3,200,000	Class A Common Stock
	4,800,000	Class B Common Stock
	8,000,000	Total Common Shares
Maximum Number of Shares outstanding post-offering	**No. of Shares**	**Class**
	5,700,000	Class A Common Stock
	4,800,000	Class B Common Stock
	10,500,000	Total Common Shares

Investing in our Class A Common Stock involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section beginning on page 14 of this Offering Statement.

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BUSINESS

Company Overview and Corporate History

wearegirltalk, inc. is a Nevada corporation, formed on September 20, 2023. Prior to our formation, our operations were conducted by our founder, Kiley Coleman, through Coleman Creative Agency, Inc., a California corporation ("CCA") which was wholly owned by Ms. Coleman. On December 11, 2023, we acquired Coleman Creative Agency, Inc. via a share exchange transaction, and it is now our wholly owned subsidiary.

Our Mission

At girltalk. we're all about the power of authentic connection. Our mission is to provide our community with the groundwork to meet, form and nurture lifelong friendships. We're creating a space where girls can unapologetically be themselves, and revel in the little moments that bring us closer together as humans. Say goodbye to scrolling and hello to genuine, face-to-face interaction. We're here to prove that the best friendships are formed over shared experiences, great energy and maybe a few martinis. Our events aren't only about making memories; they're about creating a circle of unstoppable women who support, empower, and cheer each other on.

We operate an event planning and execution business and in order to achieve our goal of empowering women to develop authentic connections, we plan to launch "wearegirltalk", an exclusive application based vibrant and dynamic membership-based community exclusively for women seeking to forge meaningful connections and friendships in their local cities.

Wearegirltalk Platform

In an era marked by job relocations, mental health awareness, life-shifting circumstances, and the evolving dynamics of friendships, our goal is for girltalk to emerge as the quintessential platform where women aged 21 to 39 can come together to rediscover the beauty of authentic friendships. We recognize the importance of having a support system and friends who resonate with our aspirations, preferences, and interests, and girltalk is committed to filling this void.

Our platform is being designed to address the varied needs of women who might find themselves in situations such as relocating for a job, recovering from a breakup, or feeling that they have outgrown their current social circles. These scenarios can often leave individuals feeling isolated or disconnected from the vibrant social scenes they desire. At girltalk, we understand the significance of forging new bonds, experiencing shared moments, and discovering like-minded individuals within one's close radius.

girltalk isn't just about finding friends - it's about creating a vibrant tapestry of experiences. Our community is expected to become a melting pot of diverse individuals united by a common quest for connection. Whether you're looking for someone to grab a meal with, attend a thrilling concert, cheer on your favorite sports team, engage in a clothing swap, or simply embark on the journey to find your new best friend, girltalk's platform will offer a means to achieve this. We're about making connections that lead to unforgettable adventures and lifelong friendships.

girltalk Plans to extend its embrace across the United States, with plans for expansion into the United Kingdom and Europe. We will focus on creating our market in targeted cities across those areas, and expanding from there. This broad demographic allows us to cater to the unique experiences and preferences of both "Gen Z" (which generally refers to people born between around 2000 and 2012) and some Millennials (which generally refers to people born between 1981 and 2000), ensuring that everyone within these generations finds their niche within the girltalk community while also being able to meet their neighborhood locals.

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Our branding reflects our commitment to fostering an atmosphere of empowerment, camaraderie, and self-expression. Words like "Mood," "Vibe," "Empowerment," "Boss Bitch," "Locals," "Shook," and "Swag" capture the essence of girltalk—where every woman can feel worthy, radiant and purposeful. Our events are expected to encompass everything from "Wine and Dine" gatherings to "chic and eccentric" parties, creating an eclectic tapestry of experiences that resonate with our diverse members.

Market Analysis for the Wearegirltalk Platform

In order to chart our course to success, we believe a comprehensive understanding of the market is paramount. Our primary target demographic, women aged 21 to 39, spans across the United States, the United Kingdom and Europe. This dynamic age group seeks opportunities for forging social connections, personal growth, and new experiences, making them a prime audience for girltalk's mission. The sheer size and growth potential of this market segment are significant, with millions of women actively seeking ways to expand their social circles.

Our target market cities in the U.S. began with Los Angeles, Orange County, Manhattan, Brooklyn, and New Jersey. From there we anticipate expanding into key large cities across the United States including Miami, Chicago, Nashville, Dallas and Austin.

Our demographic structure is split into two different groups. We have members ages 21-27, and those 28 - 39. Our offerings for younger audience focus on sorority girls, interns, girls starting new jobs in new cities and members who want to experience a club-style life more than the older members. Our members who are in the older category will have events geared towards pottery classes, happy hours, book clubs and more intimate gatherings.

The social networking and events industry is experiencing noteworthy trends that girltalk is strategically positioned to leverage into getting users to apply to girltalk. One prominent trend is the increasing demand for authenticity in relationships, with consumers seeking genuine and meaningful connections. Girltalk's emphasis on fostering authentic friendships aligns perfectly with this shift in consumer sentiment. Additionally, the rise of local communities is evident, with many individuals looking for social opportunities within their immediate surroundings. This aligns closely with girltalk's localized approach, allowing members to connect with like-minded women nearby.

Moreover, there's a growing sense of digital fatigue among individuals who crave in-person interactions as a respite from the virtual world. Girltalk's events offer an offline escape, facilitating real-life connections in a digital age. Diverse experiences are also sought after, from cultural events to wellness activities, all of which girltalk provides through its tiered event structure.

Market Gaps and Opportunities

We believe identifying market gaps and opportunities is essential for our growth strategy. Some of the key gaps we aim to fill include:

- *Localized Friendships*: Many social platforms are global, making it challenging to forge connections with people nearby. Girltalk plans to fill this gap by prioritizing local friendships, since our events will be neighborhood based and members can sign up for events in their specific city (girls in Manhattan apply to attend Manhattan events, while members in L.A. apply to attend L.A. events, etc.).

- *Diverse Event Experiences*: While there are event discovery platforms (such as Facebook groups, the partiful application, etc.), girltalk's planned tiered event structure is expected to offer a broader range of experiences, from intimate gatherings to large-scale events. We don't plan to center our events around one element such as networking, or dating. We aim to create an umbrella where there are multiple categories and purpose for each event.

- *Empowerment and Community*: Girltalk's branding, which emphasizes empowerment and community, addresses the need for women to find support and inspiration.

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Marketing and Sales Strategy

We are designing a marketing and sales strategy to raise awareness, captivate our target audience, and convert them into loyal subscribers on our platform. We acknowledge the significance of a holistic approach that utilizes both digital (online) and offline channels such as guerilla marketing and events, to foster a robust and devoted user community.

We plan to employ online marketing strategies as a cornerstone for our outreach efforts. We expect to heavily rely on digital platforms to reach our audience, with a primary focus on social media advertising. Leveraging platforms such as Facebook, Instagram, Threads, Tiktok, and Twitter, we plan to target advertisements to our specific demographic using data-driven insights and compelling visuals. Additionally, partnerships with influencers, creators, celebrities and musicians expected to play a pivotal role in our online presence. Our marketing efforts are expected to include review of talent analytics including geographic, demographic, annual salaries of audience, story views, and engagement percentage, and collaboration with influencers who share our values and brand ethos thus positioning us to reach a broader audience and establish credibility.

User-Generated Content (UGC) is expected to be another key element of our marketing strategy, as we plan to encourage members to create and share a variety of content related to their life experiences, facilitating organic growth and enhancing user engagement. The types of UGC we plan to use include:

- *Motivational*. Videos highlighting member morning routine, nighttime routine, workout tips, journaling tips, self-care routine, and more.

- *Get Ready With Me*: TikTok and Instagram Reels showing us their makeup looks and fashionable outfit categories.

- *Live Like a Local*: Guides to the best coffee shops, bars, restaurants, workout locations, and more in a variety of major cities. The focus is to highlight neighborhoods and pockets that give a "local's only" vibe.

- *Street Content*: This includes multiple social media series created for girltalk based off of shooting content on the streets. It includes interacting with locals.

- *realtalk with girltalk*: A produced video series interviewing female entrepreneurs.

Other content we are considering offering to foster connections and spark meaningful discussions is through the following:

"RealTalk": Empowering Women Through Authentic Stories. In addition to our planned UGC strategy, we envision development of an exciting interview series we plan to call, "RealTalk." This inspiring series is not just a play on our name; we see it as a celebration of real women, real stories, and real inspiration. We believe "RealTalk" has the potential to become a cornerstone of our content strategy, aimed at showcasing the journeys and accomplishments of empowering women from all walks of life.

The heart of "RealTalk" will lye in the stories we uncover and delve into the personal and professional journeys of inspiring women. We believe that everyone has a unique story, a series of challenges and triumphs that have shaped them into the empowered individuals they are today. Through candid and unscripted conversations, our guests will have a platform to share their experiences, setbacks, and moments of triumph. They will be able to offer valuable insights, advice, and reflections on their paths to success, helping to inspire women of all ages to pursue their dreams with unwavering determination.

We want to bring "RealTalk" to where our members will have a chance to engage with us the most. Our plans include posting captivating clips on our Instagram Reels, and TikTok where we be able to distill the essence of each conversation into bite-sized, shareable clips that resonate with our users daily lives.

Girltalk Ambassadors: The Potential for a Reality TV Show. The Girltalk Ambassador program is an exciting and dynamic facet of girltalk's strategy for community engagement and growth. These ambassadors, a blend of influencers and passionate members who embody the girltalk spirit, have the potential to not only drive the success of girltalk but also become the stars of a captivating reality TV show.

Here's why we believe a reality show featuring girltalk ambassadors holds significant promise: Girltalk ambassadors are not just brand representatives; they will be charismatic, relatable, and inspiring individuals. Their personalities and unique journeys will make for compelling television. We expect that viewers will be able to connect with them on a personal level, mirroring the connections girltalk fosters within its community. We expect to select ambassadors from diverse backgrounds, bringing a rich tapestry of experiences to the table. From their lives before girltalk to their transformation as influencers and community leaders, each ambassador's story has the potential to be an inspiration in itself. A reality show would provide a platform to delve into these stories, showcasing the power of personal growth and empowerment. A reality show also has the potential to provide a behind-the-scenes look at girltalk events, brand partnerships, and the day-to-day operations of the ambassador program. We believe this transparency would deepen 'viewers' understanding of our mission and impact.

We believe that a reality TV show featuring girltalk ambassadors has the potential to be a captivating and impactful addition to our brand strategy. It will be designed to offer an opportunity to bring the essence of girltalk to a broader audience, showcase the inspiring journeys of our ambassadors, and further girltalk's mission of empowering women and fostering connections. Such a show would be designed to not only entertain but also inspire and uplift viewers, embodying the very spirit of girltalk.

Guerilla Marketing

We believe that guerrilla marketing strategies are exceptionally proficient in launching girltalk because they tap into the essence of our brand and resonate with our core values. Girltalk is all about authenticity, empowerment, and creating genuine connections, and guerrilla marketing techniques excel at delivering these messages in unconventional and impactful ways. By utilizing unexpected and attention-grabbing tactics, we believe we can make a memorable first impression on our target audience, leaving them curious and eager to explore what girltalk has to offer.

Our creative concepts for guerilla marketing campaigns may include girltalk posters, easter egg hunts around cities, passing out tote bag merchandise, projector moments around cities, and more. Furthermore, through guerrilla marketing we hope to leverage social media and word-of-mouth to amplify its reach. This aligns perfectly with girltalk's goal of building a vibrant and engaged community of women. We believe that when people encounter our guerrilla marketing campaigns and share their experiences online, it will ignite conversations and attract like-minded individuals to our platform, fostering organic growth.

In essence, guerrilla marketing is not just about creating awareness; it's about creating meaningful interactions and emotional connections. These are the very pillars upon which we plan to market girltalk. By harnessing the power of guerrilla marketing, we expect to launch girltalk in a way that resonates deeply with our target audience and sets the stage for long-lasting relationships and authentic connections.

Event Planning and Execution

We are currently engaged in providing event planning and execution services. Girltalk's three tiered event structure requires careful planning and execution. The first tier is small and more intimate events of 10 people or less such as workout classes, intimate dinners at a restaurant opening, going to a concert, and more. We place our members together if we feel that they are the right personality style for each other. Our goal is to identify and align common interests, and then introduce the members to one another in the hopes of building new friendships. Our tier 2 events are larger events with a guest count ranging from 20 to 100 people and include happy hours, mixers, dinners, pop up jewelry and fashion events, or larger workout classes. Our highest tier event is tier 3. This is for larger ticketed events at 100 guests and greater and would include a women's panel, a workout event, a festival

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experience, a party experience and more. The focus of these events is for a larger branded experience of girltalk.

PlusOne Mixers. We plan to expand our event planning business to include signature events. These events include one of our most requested events, a PlusOne mixer for men and women. We have influencers promote online upcoming mixers events along with the application link for men to apply. Men will provide their social media handles, legal names, occupation, age, and a brief biography on themselves. Our team reviews candidates, and approves selected members to attend. Additionally, we have our ambassadors out in the field recruiting candidates for our events. This marketing approach includes QR Code cards handed out to men and women to encourage applying to girltalk, and applying to mixer events. The vision of PlusOne is to develop into a dating swimlane of the girltalk app where men and women can all be users to find their next soulmate.

AfterHours. We also offer events we call "AfterHours." We partner with boutiques, jewelry brands, clothing stores, and more to open their doors to girltalk members only. It provides the exclusivity aspect of girltalk, while also having our members get to experience something else no one else is able to.

Girltalk Global. Girltalk Global is our travel trip events. We take influencers and celebrities around the world to experience beautiful destinations, partner with philanthropic initiatives, and showcase places people should travel to next. For our girltalk members, we plan to offer retreat packages, discount codes to locations, and travel packages where new friends can book places to go together.

Branded Dinner Series. Our branded dinner series includes partnering with different brands to create experiential dinners and events for groups of 25 to 35 people. This can cater to a product launch, brand awareness campaign, and more. The attendees include celebrities and top creators, while building out a beautiful and unique dinner experience for social content, and exposure.

At girltalk, we are committed to curating unforgettable events that not only bring our community together but also embody our brand's essence of empowerment, positivity, and authenticity. Our event creatives are carefully designed to immerse our guests in a world of inspiration and connection.

Pop Up Events

We believe pop-up events have the potential to be a proficient strategy for bringing awareness to girltalk because they provide us with an opportunity to bring our brand directly to our target audience in a tangible and immersive way. As we are geared towards creating real-world connections, and pop-up events provide a platform to do just that. By hosting pop-up events in various cities, we can physically embody the girltalk experience and introduce it to potential members in a dynamic and engaging manner. These events will be designed to allow us to showcase our brand's personality, values, and the unique atmosphere we aim to create within our community.

Pop-up events also serve as a powerful way to generate buzz and excitement around girltalk. They have the potential to create a sense of exclusivity and anticipation, encouraging individuals to attend and experience firsthand what girltalk is all about. We believe that the in-person interactions at these events will foster a deeper connection and trust between our brand and our audience.

Panel Events

All-female panel events stand as a pivotal and defining component of girltalk's mission to empower, inspire, and connect women. These events, which we expect will feature renowned female entrepreneurs as panelists, offer a multifaceted platform with benefits to girltalk, its community, and women everywhere. One of the key advantages of all-female panel events is their ability to appeal to a diverse and wide-ranging audience. By bringing together accomplished women from various industries, we are able to draw attendees from all walks of life. We believe this inclusivity fosters a sense of unity and belonging within the girltalk community and beyond, attracting individuals who are eager to learn, be inspired, and connect with like-minded individuals. Further, we believe that all-female panel events offer an enriching experience in addition to increased potential revenues that may allow us to achieve

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profitability as well as to invest in initiatives that better our community and empower women. This includes supporting charities and philanthropic efforts that align with our mission.

Sales Strategy

In terms of our sales strategy, girltalk plans to primarily rely on a subscription-based model, with a competitive monthly fee of $50. We believe this amount is reasonable for the services we plan to provide, and which is commensurate with the fees charged by applications such as those in the "dating" space. A subscription will provide the subscriber with access to exclusive events, community features, and premium content. To diversify our revenue streams, we plan to pursue brand sponsorships in a variety of categories from alcohol, food, health and wellness, fashion, beauty, and technology. We plan to market to our brands that are currently engaged by us on retainer programs for a specific number of events, and additionally we plan to reach out to new brands for specific events. Collaborating with brands to sponsor girltalk events not only generates revenue, but also enriches the overall member experience.

Lastly, we aim to create an influencer agency for female influencers, which will allow girltalk to negotiate brand deals on their behalf, resulting in commissions. Our brand deals will be one off campaigns for brands, along with creating influencer packages at our girltalk. events.

We will closely monitor several performance metrics to gauge the effectiveness of our marketing and sales endeavors. These metrics include subscriber growth, event engagement, conversion rates, return on investment on brand partnerships, and user satisfaction. These key performance indicators will provide valuable insights into our progress and guide ongoing improvements to ensure that girltalk thrives as a vibrant and engaging community for our members.

Girltalk Application

The Company currently conducts its operations, and obtains members, through the wearegirltalk.com website. Part of the proceeds of this Offering will be used to complete the development of a mobile application to supplement the web based application.

- o The girltalk application is expected to serve as the central platform for the majority of operational activities. Through our application, members will have the ability to gain access to a world of opportunities within their chosen city network. The application process is expected to include completion of a questionnaire to identify interests and preferences and review of that application by girltalk. Once approved, a new member will be able to join a city they specify and the activities they are interested in some of which are expected to include the following:Let's Get Lit (a book club)
- o Say Less (Brands and Discount Codes, Early discount specials for brands, early access to brand sales, our favorite product recommendations)
- o girltalk Events
- o Roommate Search (Post your place for rent)
- o Live Like a Local (restaurant recommendations, bar recommendations, fitness spots we love, etc.)
- o Lust it or List It (marketplace to sell stuff)

Members will be able seamlessly register for upcoming events, ranging from intimate gatherings to large-scale festivals, ensuring they never miss out on exciting opportunities to meet like-minded individuals and create lasting memories.

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Community building is a core objective of girltalk's operations. Various engagement initiatives, such as forums, discussion boards, and user-generated content, foster member engagement. Robust moderation and safety measures are planned to ensure a welcoming and secure environment. Additionally, feedback mechanisms are planned to provide members with the opportunity to share insights, offer suggestions, and report any issues.

Future Brand Partnership Programs

We believe in the power of collaboration, not only among our members but also with like-minded brands that resonate with our values. To capture the potential value of dynamic partnerships with these brands, we are exploring a variety of marketing programs that include a discount program designed to provide our members with access to a particular brand, a weekly newsletter, marketing programs targeted to specific cities, direct-to-consumer sales programs and expansion of our influencer agency representing the interests of female influencers in the negotiation of brand deals.

Facilities

Our corporate headquarters is located with a portion of the premises located at 101 Avenue of the Americas, 8th and 9th floors, New York, NY 10013. This is a leased property subject to a month to month lease agreement between the Company and the owner of the property. We believe that our corporate headquarters has been adequately maintained, is generally in good condition, and is suitable and adequate for our business. However, we also allow our employees and independent contractors to work from home, which helps with worker retention and helps us cut costs that would otherwise be associated with larger office rentals.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

Government Regulation

We are subject to various laws and regulations that affect companies conducting business on the Internet and mobile platforms, including those relating to privacy, use, and protection of confidential and employee personal information and data (including the collection of data from minors), the Internet, behavioral tracking, mobile applications, content, and anti-corruption. Additional laws in all these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our clients or employees, communicate with our players and deliver products and services, which may significantly increase our compliance costs.

In the jurisdictions in which we operate, even where we believe we comply with all applicable laws, due to the uncertain regulatory environment, certain jurisdictions may determine that we are in violation of their laws. If we must remedy such violations, we may modify our services and products in a manner that undermines our platform's attractiveness to our users, consumers or providers, or experts, and we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such jurisdictions are overly burdensome, we may elect to terminate our operations in such places. In each case, our revenue may decline, and our business, financial condition, and results of operations could be materially and adversely affected.

Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures, and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with such future laws and regulations may delay or possibly prevent some of our products or services from being offered to users, which could have a material adverse effect on our business, financial condition, and results of operations.

Data Protection and Information Security Regulations

We are subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies, and contractual obligations that apply to the collection, transmission, storage, processing, and use of personal information or personal data, which, among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection and the use of the Internet as a commercial medium are rapidly evolving, extensive, and complex and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we may collect and store in our internal and external data centers, cloud services, and network sensitive data, including our proprietary business information and that of our users, suppliers, and business collaborators, as well as personal information of our users and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk. Data protection laws, including the EU General Data Protection Regulation, or the GDPR, may apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing, and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million Euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

New and evolving regulations as well as compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and are likely to have an increasing impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require the Company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with EU data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

Concerns with respect to regulatory non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. We may therefore spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

COVID-19 Pandemic

The COVID-19 pandemic and future global measures taken to combat it could have an adverse effect on our business. Public health authorities and governments at local, national, and international levels imposed various measures to respond to the pandemic. We believe that we have fully complied with all state and local requirements relating to COVID-19. Moreover, since our founding, we have been a highly efficient remote-first company, which has been able to continue to function as normal even with pandemic-related stay-at-home orders and other regulations.

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Employees

We currently have one employee our CEO Kiley Coleman. We intend to hire independent contractors as needed to carry our business objectives as we received additional funding   .

Intellectual Property

We have filed trademark applications with the United States Patent and Trademark Office for "WEAREGIRLTALK" and "GIRLTALK" which are pending. We own the website domain www.wearegirltalk.com and social media accounts across certain major platforms.

We expect to rely on a combination of, trade secrets, know-how, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect proprietary rights in technology we utilize in connection with the operation of our wearegirltalk website and social media platform. In addition, we plan to enter into confidentiality and non-disclosure agreements with our employees and business partners. The agreements we plan to enter into with our employees will provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

We do not have any patents or trademarks nor have we filed any patent or trademark applications in the United States or the European Union.

RISK FACTORS

Investing in our Class A Common Stock involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to our Class A Common Stock, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing our business but do represent those risks that we believe are material to us. Additional risks and uncertainties not presently known to it or that we currently deem immaterial may also harm its business.

In addition to the risks specified below, we are subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in our Class A Common Stock. Our Class A Common Stock should only be purchased by persons who can afford to lose all of their investment.

Risks Related to Our Business and Industry

We have a limited operating history in our current business upon which investors can evaluate our future prospects.

Our current event planning business operations began operations in 2016 and we are in the development phase of our planned launch of our the girltalk application. Therefore, we have a limited operating history upon which an evaluation of our current business plan or performance and prospects can be made. The business and prospects of the Company must be considered in light of the potential problems, delays, uncertainties, and complications encountered in connection with a newly established business. The risks include but are not limited to, the possibility that we will not be able to develop or identify functional and scalable products and services, or that although functional and scalable, our products and services will not be economical to market; that our competitors hold proprietary rights that preclude us from marketing such products; that our competitors market a superior or equivalent product; that we are not able to upgrade and enhance our technologies and products to

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accommodate new features and expanded service offerings; or the failure to receive necessary regulatory clearances for our products. To successfully introduce and market our products at a profit, we must establish brand name recognition and competitive advantages for our products. There are no assurances that the Company can successfully address these challenges. If it is unsuccessful, the Company and its business, financial condition, and operating results could be materially and adversely affected.

Given the limited operating history, management has little basis on which to forecast future demand for our products from our existing user base, much less new users. The Company's current and future expense levels are based largely on estimates of planned operations and future revenues rather than experience. It is difficult to accurately forecast future revenues because the business of the Company is new, and its market has not been developed. If the forecasts for the Company prove incorrect, the business, operating results, and financial condition of the Company will be materially and adversely affected. Moreover, the Company may be unable to adjust its spending in a timely manner to compensate for any unanticipated reduction in revenue. As a result, any significant reduction in revenues would immediately and adversely affect the Company's business, financial condition, and operating results.

There can be no assurance that the Company's efforts will result in successful commercialization or further development of the Company's operations, that the Company's marketing efforts will be successful, or that the Company will ever achieve significant (or any) revenue. If the Company fails to achieve its goals outlined, the Company may run out of money to run its operation and as such, the Company would need to raise additional working capital. Failure to do so could result with investors losing part or all of their money invested.

Our success is dependent on our key personnel.

We believe that our success will depend on continued employment by us of our Chief Executive Officer, Kiley Coleman. If Ms. Coleman or one or more members of our future senior management team were unable or unwilling to continue in their positions, our business and operations could be disrupted or fail. The loss of the services of any of our current and future executive officers within a short period of time could have a material adverse effect on the Company's business. The Company's future success is also dependent upon its ability to attract and retain a significant number of other highly qualified personnel. Competition for such personnel is intense, and if the Company is unable to attract and retain significant numbers of additional key employees, its business, financial condition, and results of operations may be adversely affected. The Company can make no assurance that such key personnel will remain in its employ or that it will be able to attract and retain key personnel in the future.

Our Directors and our executive officers may have other business interests and obligations to other entities

None of our directors or officers will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our director or officers and officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business.

Potential conflicts of interest may arise in the course of our operations involving any member of management's interest, or an affiliate company's interest, as well as their respective interests in other potential unrelated activities. The Company does not have any formally documented procedures to identify, analyze or monitor conflicts of interest.

The Company's operating results are subject to sales and marketing risks, and possibly higher-than expected user acquisition costs.

The Company's operations are subject to increased costs for user acquisitions, and the related sales and marketing results of such increased costs. The Company may be unable to attract and retain buyers and sellers to its platform, or may have to expend additional resources to do so, which would adversely affect operating margins and results of operations.

Higher user acquisition costs or other operating costs may result in materially adverse effects on the Company, and there is no assurance that the Company will be able to plan for, or avoid or react to, such increased costs, and the Company may never become profitable in such an event.

The Company's results are dependent on successful product initiatives and acceptance by consumers of the Company's business model.

The Company's results are dependent on successful product initiatives and acceptance by consumers of the Company's products and services and business model. The Company's new or improved product introductions, along with its other product initiatives, are designed to capitalize on user or consumer trends. In order to remain successful, the Company must anticipate and react to these trends and develop new or improved products and services to address them. While the Company intends to devote significant resources to meeting this goal, the Company may not be successful in developing new or improved products and services, or its new or improved products and services may not be accepted by users.

Any fraudulent activity or a breach of security and/or privacy in the Company's platforms could erode trust in such platform, may adversely affect user adoption, and result in the Company's operations being adversely affected.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local and regional economies, (ii) anticipated demand for our products and services, (iii) anticipated costs associated with the research and development of our products and services, and (iv) anticipated procurement and retention of a user base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in herein. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares.

We have not generated significant profits or revenue from product or service sales.

We have not generated significant profits and do not expect to generate significant profits in the foreseeable future. We have devoted most of our financial resources to our current event planning and execution services business and the development of our platform, our organizational and capital-raising activities, and other strategic partnerships and collaborations. Because of the numerous risks and uncertainties associated with technology development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to maintain profitability. We also expect an increase in our expenses associated with creating additional infrastructure (including hiring additional personnel) to completely develop and maintain our products and services. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may expand information technology systems and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to fully develop and broaden our service and product offerings, acquire users, explore opportunities and alliances with other companies and facilitate business arrangements. Expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from completed and future acquisitions. If any one of these and other expenses is not accompanied by increased revenue, our losses will be greater than we anticipate.

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As a result, we may incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows may have an adverse effect on our shareholders' equity and working capital. Even if we sustain profitability, we may not be able to increase profitability. If we ever have profits, we may not be able to sustain them.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain management resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition.

We may face competition, which could limit our ability to maintain or expand our market share within our industry, and if we do not maintain or expand our market share, our business and operating results will be harmed.

The market for our services and offerings is underpenetrated, competitive, and characterized by rapidly evolving technology standards, user needs, and the frequent introduction of new products and services. While our market is in an early stage of development, it is evolving rapidly and may become increasingly competitive. Our competitors do, or in the future may, include companies in the social media space, such as facebook, TikTok, Instagram and similar companies. These technology companies, which may offer their services at lower prices, are continuing to develop additional products and are becoming more sophisticated and effective. In addition, large, well-financed companies may develop their own platforms and may provide similar social media platforms to their users at discounted prices or for free.

Our ability to compete effectively depends on our ability to distinguish our company and our platform from our competitors and their products, and includes factors such as:

- long-term outcomes;
- ease of use and convenience;
- price;
- greater name and brand recognition;
- longer operating histories;
- greater market penetration;
- larger and more established user and channel partner relationships;
- larger sales forces and more established products and networks;
- larger marketing budgets;
- access to significantly greater financial, human, technical and other resources;
- breadth, depth, and efficacy of offerings; and
- quality and reliability of platform and its content.

Some of our competitors may have greater name and brand recognition, longer operating histories, significantly greater resources than we do and may be able to offer social network platforms similar to ours at more attractive prices than we can or for free. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or user requirements and may have the ability to initiate or withstand substantial price competition. In addition, our competitors may establish cooperative relationships with vendors of complementary products, technologies, or services to increase the availability of their platform in the marketplace.

New competitors or alliances may emerge that have greater market share, a larger user base, more widely

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adopted proprietary technologies, greater marketing expertise, greater financial resources, and larger sales forces than we have, which could put us at a competitive disadvantage. Our competitors could also be better positioned to serve certain segments of our market, which could create additional price pressure. In light of these factors, even if our platform is more effective than those of our competitors, current or potential users may accept a competitive platform. If we are unable to successfully compete, our business, financial condition and results of operations could be adversely affected.

We will require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products, services or enhance our existing products or services, enhance our operating infrastructure, and acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources. Accordingly, we will need to engage in equity or debt financing transactions to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A Common Stock. Any future debt financing secured by us could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Management has broad discretion as to the use of proceeds.

We expect that the net proceeds from this Offering will be used for the purposes described under "Use of Proceeds" above. However, the Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion investors must depend.

There may be unanticipated obstacles to the execution of the Company's business model.

The Company's business plans may change significantly. Our business model is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events.

Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish the Company' presence in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

We may fail to implement our business plan.

Investors may lose their entire investment if we fail to implement our business plan. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in the early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, somewhat inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case investors may lose their entire investment.

Negative publicity could adversely affect our business and operating results.

Negative publicity about our industry or the Company, including the utility of our products and services and offerings, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our marketplace, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, outsourced service providers or other counter-parties, failure by us or our partners to meet minimum standards of service and quality and compliance failures and claims.

Availability of additional funds.

As of the date of this Offering Statement, the Company has a minimal cash balance. Even if we are able to create additional revenues, we will need to raise additional capital. In order to continue operating, we may need to obtain additional financing, either through borrowings, private offerings, public offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. Accordingly, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell one or more lines of business or all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our investors losing all of their investment in the Company.

Although we believe that we have access to capital resources, there are no commitments in place for new financing as of the date of this Offering Statement and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for working capital in order to fund operations and to continue to expand our operations. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to fund liabilities, or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell one or more lines of business or all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our shareholders losing all of their investment in our Company.

If we are able to raise additional capital, we do not know what the terms of any such capital raising would be. In addition, any future sale of our equity securities would dilute the ownership and control of our Class A Common Stock and could be at prices substantially below prices at which the shares of Class A Common Stock are valued as of such time. Our inability to raise capital could require us to significantly curtail or terminate our operations. We may seek to increase our cash reserves through the sale of additional equity or debt securities. The sale of convertible debt securities or additional equity securities could result in additional and potentially substantial dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties.

If we are unable to raise a substantial portion of the Maximum Offering Amount, we may not be able to expand or continue our operations and planned business expansion and so may be forced to scale back or cease operations or discontinue our business and you could lose your entire investment.

We currently have no significant operating capital and are dependent upon the success of this offering to be able to implement our business plan. We presently have no significant operating capital and are substantially

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dependent upon receipt of the proceeds from our sale of a substantial number of shares of this offering to provide the capital necessary to execute our business plan. No person has committed to purchase any shares in this offering, and we have no commitments for other funding. The Target Offering Amount is insufficient to meet our needs, and we cannot provide any assurance that we will raise any meaningful amount of capital in this offering. In the event that the proceeds from this offering are not sufficient, we will need to seek additional financing from commercial lenders or other sources, for which we have no commitments or arrangements, or we will be required to delay the implementation of our business plan.

Our Articles of Incorporation, as amended and Bylaws provides for indemnification of the officers and directors.

Our Articles of Incorporation, as amended, and Bylaws provides for the indemnification of our officers and directors at our expense and limit their liability to the Company, and this may result in a major cost to us because Company resources may be expended for the benefit of the present or former officers and directors.

The SEC mandates the following disclosure of its position on indemnification for liabilities under the federal securities laws:

"Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling an issuer, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable."

Misconduct by employees of the Company or third-party service providers could cause significant losses to the Company.

Misconduct by employees of the Company or third-party service providers could cause significant losses to the Company. Losses could also result from actions by third party service providers, including, without limitation, failing to recognize trades and misappropriating assets. In addition, employees and third-party service providers may improperly use or disclose confidential information, which could result in litigation or serious financial harm, including limiting the Company's business prospects or future marketing activities. No assurances can be given that the due diligence performed by the Company will identify or prevent any such misconduct.

The Company's business plan is unproven.

The success of our business depends on the successful development and launch of our products and services and the broad and widespread use of them by consumers. Our target market may not fully embrace our products and services and our business objectives may fail to materialize as projected and our business may fail. In such an event, investors could lose all or part of their investment.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters and Company-operated locations, as well as certain of our vendors and users, are located in areas which have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and may adversely affect our ability to continue our operations. These events also could have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could adversely affect our operations.

Our risk management efforts may not be effective which could result in unforeseen losses.

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We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, including our scoring methodology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified or identify additional risks to which we may become subject in the future.

General economic conditions and recent events may affect the Company and its operations.

Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. These conditions have resulted in reduced liquidity, greater volatility, general widening of credit spreads and a lack of price transparency. The short-and long-term impact of these events is uncertain, but could have a material effect on general economic conditions, consumer and business confidence and market liquidity. Investments made by the Company are expected to be sensitive to the performance of the overall economy. A negative impact on economic fundamentals and consumer and business confidence would likely increase market volatility and reduce liquidity, both of which could have a material adverse effect on the ability of the Company to dispose of or realize its assets or investments at favorable multiples and on the performance of the Company generally, and these or similar events may affect the ability of the Company to execute its investment strategies.

While the shareholders have a right to vote thereon, the Board and the officers they designate will make all management decisions.

Except as otherwise set forth in our Articles of Incorporation, as amended and Bylaws, the Company's shareholders who have a right to vote thereon, the Board and the officers they appoint will have the right to make all decisions with respect to our management. Other than the information set forth in this Offering Statement, investors will not have an opportunity to evaluate the specific investments that will be financed with the proceeds of this Offering or with future operating income. You should not purchase a Note unless you are willing to entrust all aspects of our management to the voting shareholders, officers and directors.

The shareholders who have a right to vote thereon, the Board and the officers they designate may change our operating policies without a vote of our shareholders.

Because the shareholders who have a right to vote thereon, the Board and officers may change our investment and operating policies at any time without a vote of investors, such changes may cause us to see a reduction in return on investment. In such event, our financial results and your investment may be adversely affected.

If our users do not continue or renew their memberships with us, renew at lower fee levels or decline to purchase goods or services from our sponsors, it could have a material adverse effect on our business, financial condition, and results of operations.

In the future, we expect to derive a significant portion of our revenue from user membership fees and contracted brand sponsorship. The number of users may decline or fluctuate as a result of a number of factors, including the breadth of early deployment of our website , changes in user preferences, user satisfaction or dissatisfaction with our platform, our pricing or pricing structure, the pricing or capabilities of products or services offered by our competitors, or the effects of economic conditions. If our users do not renew their membership agreements with us, or renew on terms less favorable to us, our revenue may decline. If our users are dissatisfied with our products, including, for example, because members do not engage with our platform, our users may terminate or decline renewal of their membership. In particular, our users are often motivated to become members because we are able to satisfy their experiences on our platform or the events we promote. If we do not successfully engage users through our platform and services, we may not meet our their expectations. If we fail to satisfy our users, they may not renew their memberships or cease participating in our sponsored events, which could adversely

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affect our business and operating results.

As part of our growth strategy, we have recently focused on launching a mobile application of the content and services we plan to offer on our web-based platform amongst current and prospective new users. As a result, development of a mobile application, content and events and attraction of users are critical to our future business, revenue growth and results of operations. Factors that may affect our ability to achieve these goals include, but are not limited to, the following:

- Negative user experiences or inadequate community management;

- Our ability to scale our operations to new cities and regions, while maintaining the quality of events and connections;

- Economic downturns or unforeseen circumstances may affect consumer spending on events and subscriptions;

- Adhering to data protection regulations and ensuring the safety and privacy of our users;

- the price, performance, and functionality of our platform, content and events;
- the availability, price, performance, and functionality of competing platforms; and
- our ability to develop and sell complementary applications and services.
- the business environment of our users.

If we are not able to develop and release new products and services, or successful enhancements, new features and modifications to our existing products and services, our business could be adversely affected.

Our products and services are based on novel technologies that are rapidly evolving and the markets in which we operate are characterized by technological change, frequent new product and service introductions and enhancements, changing user demands, and evolving industry standards. The introduction of products and services embodying new technologies can quickly make existing products and services obsolete and unmarketable. Additionally, changes in laws and regulations could impact the usefulness of our service offerings and could necessitate changes or modifications to our products and services to accommodate such changes. The success of any enhancements or improvements to our products and services or any new products and services depends on several factors, including timely completion, competitive pricing, adequate quality testing, integration with new and existing technologies in our products and services and third-party partners' technologies, effective and compliant localization for jurisdictions in which we operate and overall market acceptance. We may not succeed in developing, marketing, and delivering on a timely and cost-effective basis enhancements or improvements to our products and services or any new products and services that respond to continued changes in market demands or new user requirements. Further, any enhancements or improvements to our products and services or any new products and services may not achieve market acceptance. Since developing our products and services is complex, the timetable for the release of new products and services and enhancements to existing products and services is difficult to predict, and we may not offer new products and services and updates as rapidly as our users require or expect. Any new products and services that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. Moreover, even if we introduce new products and services, we may experience a decline in revenue from our existing products and services that is not offset by revenue from the new products and services. In addition, we may lose existing users who choose a competitor's products and services. This could result in a temporary or permanent revenue shortfall and adversely affect our business.

The introduction of new products and services by competitors or the development of entirely new technologies within our industry could serve to replace existing products and services and could make our products and services obsolete or adversely affect our business, financial condition, and results of operations. We may experience difficulties with software development, design or marketing that could delay or prevent our development, introduction or implementation of additional features or capabilities. In addition, there may be other delays or barriers to introducing new products or features relating to regulation. If users do not widely purchase and adopt our products and services, we may not be able to realize a return on our investment. If we do not accurately anticipate user demand, if we are unable to develop, license or acquire new features and capabilities on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, we may encounter adverse publicity, loss of revenue or market acceptance or claims by users brought against us. Each of these possible effects could have a material and adverse effect on our reputation, business, financial condition, and results of operations.

We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to continuously evolve the development of our products and services and maintain our competitive position. As a result, our business is significantly dependent on our ability to successfully complete the development of our next-generation products and services. Investing in research and development personnel, developing new products and services, and enhancing existing products and services is expensive and time-consuming, and there is no assurance that such activities will result in successful development of our products and services, significant new marketable products or enhancements to our products and services, design improvements, cost savings, revenues, or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate and retain our personnel, we may not be able to grow effectively.

Our success depends in large part on our ability to attract and retain high-quality management in sales, services, engineering, marketing, operations, finance, and support functions. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could harm our operating results and impair our ability to grow. To attract and retain key personnel, we may use various measures, including an equity incentive program for key executive officers and other employees and a discretionary bonus scheme for the general employee population. These measures may not be enough to attract and retain the personnel we require to operate our business effectively.

The technology industry generally experiences a significant rate of turnover of its workforce. There is a limited pool of individuals who have the skills and training needed to help us grow our company. As we continue to grow, we may be unable to continue to attract or retain the personnel we need to maintain our competitive position. In addition to hiring new employees, we must continue to focus on retaining our best talent. Competition for these resources, particularly for engineers, is intense. We may need to invest significant amounts of cash and equity to attract and retain new and existing employees and we may never realize returns on these investments. If we are not able to effectively increase and retain our talent, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed. The loss of one or more of our key employees, and any failure to have in place and execute an effective succession plan for those key employees, could seriously harm our business. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly reduced in value or the vested shares they own or vested shares underlying their equity incentive awards have significantly appreciated.

Failure to adequately expand our direct sales force will impede our growth.

We believe that our future growth will depend on the continued development of our direct sales force and its ability to obtain new users and to manage our existing user base. Identifying and recruiting qualified personnel and training them requires significant time, expense, and attention. It can take some time from the initial date of hire before a new sales representative is fully trained and productive. Additionally, if we cannot retain members of our direct sales force then this will impact our business adversely, given we will lose trained members and have to spend a corresponding amount of time on hiring and training replacements. Our business may be adversely affected if our efforts to expand and train our direct sales force do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain sufficient numbers of productive direct sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, sales of

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our services will suffer, and our growth will be impeded.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable arrangement or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships or other arrangements to provide our services, develop products and to enhance the content on our platform or offer products and services to our members. Proposing, negotiating, and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater number of users, financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. These collaborations may not result in the development of products or services that achieve commercial success or result in significant revenues and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our future collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations, or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with any future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we may have limited control over the amount and timing of resources that any future collaborators devote to our or their future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements will be contractual in nature and will generally be terminable under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products or services resulting from such transaction or arrangement or may need to purchase such rights at a premium. Additionally, as would be standard for collaborations of such nature, we may have indemnity obligations in respect of, amongst other things, intellectual property, and data privacy obligations, which, if triggered, could adversely affect our business, financial condition, or results of operations.

We expect to enter into future intellectual property license agreements with collaborators or contributors to our platform. We may not be able to fully protect the intellectual property licensed to us or maintain our license rights. Our licensors may retain the right to prosecute, enforce and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain, and enforce intellectual property protection for the licensed intellectual property. These licensors may determine not to enforce the licensed intellectual property against other companies or may pursue such litigation less aggressively than we would. In addition, such licenses may only provide us with non-exclusive rights, which could allow other third parties, including our competitors, to utilize the licensed intellectual property rights. Further, license agreements may impose various diligence, commercialization, payment, or other obligations on us. Future licensors may allege that we have breached our license agreement with them and accordingly seek to terminate our license, which could adversely affect our freedom to operate, our competitive business position, and harm our business prospects.

If demand for our products and services does not develop as expected our projected revenues and profits will be affected.

Our future revenues are influenced by many factors, including economics, technological advancements, world events, and changing user preferences. We believe that the markets for our products and services will continue to grow and that we will be successful in marketing our products and services in these markets. If our expectations as to the size of these markets and our ability to attract users to our platform and sell our products and services in

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this market are not correct, our revenue may not materialize, and our business will be adversely affected.

The Company may not be able to create and maintain a competitive advantage, given the rapid technological and other competitive changes affecting all markets nationally and worldwide. The Company's success will depend on its ability to keep pace with any such changes.

The potential markets for the Company's wearegirltalk platform, are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing content and events, the introduction of new content and events, and changing user demands. The content and events available on the Company's platform will require continual improvement in order to satisfy the demands of the Company's users for new features and capabilities. The Company's success could depend on the Company's ability to respond to changing user preferences and technologies on a timely and cost-effective basis, to introduce new products and services, and to add new features and enhancements that keep pace with technological and market developments. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and user preferences could have a material adverse effect on its financial condition, operating results, and cash flow.

Furthermore, there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction, or marketing of its platform, including, but not limited to the launch of a mobile application that includes the content and products featured on the web-based application or that its new service and product enhancements will adequately satisfy the requirements of the marketplace and achieve market acceptance. Our reputation and brand could also be adversely affected. If the Company is unable, for technical or other reasons, to develop and introduce new services and products or enhancements of existing services and products in a timely manner in response to changing market conditions or user requirements, or if new services and products do not achieve market acceptance, the Company's business, results of operations or financial condition could be materially and adversely affected.

We may have difficulty scaling and adapting our existing IT infrastructure to accommodate a larger user base, technology advances, or user requirements.

In the future, advances in technology, increases in traffic, and new user requirements may require us to change our IT infrastructure, expand our IT infrastructure or replace our IT infrastructure entirely. Scaling and adapting our IT infrastructure are likely to be complex and require additional technical expertise. If we are required to make any changes to our IT infrastructure, we may incur substantial costs and experience delays or interruptions in our service. These delays or interruptions may cause users to become dissatisfied with our service and move to competing service providers. Our failure to accommodate increased traffic, increased costs, inefficiencies, or failures to adapt to new technologies or user requirements and the associated adjustments to our IT infrastructure could harm our business, financial condition, and results of operations.

The Company's products, services, or platform could be subject to claims of infringement of the intellectual property of others.

Claims that the Company's platform, products, services, business methods, or processes infringe upon the proprietary rights of others may not be asserted until after the commencement of commercial sales of its offerings. Significant litigation regarding intellectual property rights exists in the Company's industry. Third parties may make claims of infringement against the Company in connection with the use of its technology. Any claims, even those without merit, could:

- be expensive and time-consuming to defend;
- cause the Company to cease making, licensing, or using services that incorporate the challenged intellectual property;
- divert management's attention and resources; or
- require the Company to enter into royalty or licensing agreements in order to obtain the right to use a necessary feature of any proposed mobile app or other product or service.

The Company cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to the Company on acceptable terms or at all. The Company's failure to obtain the necessary licenses or other rights could prevent the development or distribution of the Company's products and services and, therefore, could have a material adverse effect on the Company's business.

We may experience disruption to our servers or our software, which could cause us to lose users.

The success of our products and services largely depends on the reliability and security of our cloud provider, networking hardware, software, and telecommunications infrastructure. Network failures could lead to unforeseen expenses and prevent users from using our products effectively, potentially leading to the loss of users and hindering our ability to attract new ones. Under our security and recovery model, our cloud provider assumes responsibility for managing our operating system, including updates, security patches, and firewall configurations, as well as protecting the infrastructure that runs our services.

While we believe that the shared responsibility model provides adequate protection for our systems and software, no disaster recovery method is completely effective. Our system may be vulnerable to both natural and human-made disasters, such as global pandemics, terrorism, earthquakes, fires, floods, power loss, and vandalism. Additionally, our cloud provider may also be affected by the same disruptions.

Telecommunications failures, computer viruses, electronic break-ins, or other similar disruptions could also negatively impact our system's operation, leading to potential user loss and litigation, which could significantly impact our business. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions to our systems. Accordingly, we could incur capital expenditures in the event of unanticipated damage. In addition, our users will depend on Internet service providers, or ISPs, for access to our website and platform. In the past, ISPs and websites have experienced significant system failures and could, in the future, experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business by preventing our users from effectively utilizing our services.

A failure or breach of our security systems or infrastructure as a result of cyberattacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

Information security risks for technology companies, such as the Company, have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties or may result from human error or accidental technological failure. These threats include cyberattacks, such as computer viruses, malicious code, phishing attacks, or information security breaches.

Our operations will, in part, rely on the secure processing, transmission, and storage of confidential proprietary and other information in our computer systems and networks. To access our products and services, our users will use personal smartphones, tablet computers, and other mobile devices that may be beyond our control.

If a cyberattack or other information security breach occurs, it could lead to security breaches of the networks, systems, or devices that our users use to access our products and services, which could result in the unauthorized disclosure, release, gathering, monitoring, misuse, loss, or destruction of confidential, proprietary, and other information (including account data information) or data security compromises. Such events could also cause service interruptions, malfunctions, or other failures in the physical infrastructure or operating systems that will support our business and users, as well as the operations of our users or other third parties. Any actual attacks could lead to damage to our reputation with our users and other parties and the market, additional costs to the Company (such as repairing systems, adding new personnel or protection technologies or compliance costs), financial losses to both us and our users and partners and the loss of users and business opportunities. If such attacks are not detected

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immediately, their effect could be compounded.

Although we will attempt to mitigate these risks, there can be no assurance that we will be immune to these risks and not suffer losses in the future.

If we are unable to obtain, maintain and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected.

Our business depends on internally developed technology and content, including software, databases, confidential information, and know-how, the protection of which is crucial to the success of our business. We rely on a combination of registered and unregistered rights, including pending trademark applications, as well as trade-secret and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our internally developed technology and content, as well as our brand. We may, over time, increase our investment in protecting our intellectual property through additional patent, trademark, and other intellectual property filings. Effective patent, trade-secret, copyright, and trademark protection is expensive and time-consuming to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. These measures, however, may not be sufficient to offer us meaningful protection.

Our employees, consultants, and other parties (including independent contractors and companies with which we conduct business) may unintentionally or willfully disclose our trade secret information or technology to competitors. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information, technology, or content is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information. For example, in order to obtain protection, in the European Union, such information must (i) be secret; (ii) have economic value as secret; (iii) be subjected, by its holders, to measures that are deemed reasonably adequate to maintain its secrecy. This implies that the legal protection granted to such information, data, and knowledge is contingent primarily upon their confidentiality, as well as the dual condition that such confidentiality adds economic value to the information and that the entity in possession of the information takes appropriate measures to prevent third parties from becoming aware of it.

We also rely, in part, on non-disclosure, confidentiality, and assignment-of-invention agreements (or equivalent contractual provisions) with companies with which we conduct business to protect our trade secrets, know-how, and other intellectual property and internally developed information. These agreements may not be self-executing and could require further legislative or judicial action before they can take effect or become enforceable. The agreements may also be breached, and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access, whether authorized or unauthorized, to our trade secrets, know-how, and other internally developed information.

If we are unable to protect our intellectual property and other IP and other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and/or licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated. Any of our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties or otherwise misappropriated. In addition, our intellectual property rights may not be sufficient to provide us with the freedom to operate or technology that will permit us to take advantage of current market trends or otherwise provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings or other competitive harm.

Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we may seek to analyze our competitors' services and may, in the future, seek to protect our intellectual property against potential infringement. However, the steps we have taken to protect our intellectual property may not be adequate to prevent infringement or misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property. Any inability to meaningfully protect or assert our intellectual property rights could result in harm to our ability to compete and reduce demand for our technology. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities.

Uncertainty may result from changes to intellectual property legislation and from interpretations of intellectual property laws by applicable courts and agencies in any of the jurisdictions in which we operate. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Government Regulation

We are subject to data privacy governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

We are subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies, and contractual obligations that apply to the collection, transmission, storage, processing, and use of personal information or personal data, which, among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection and the use of the Internet as a commercial medium are rapidly evolving, extensive, and complex and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services, and networks sensitive data, including our proprietary business information and that of our users, suppliers, and business collaborators, as well as personal information of our users and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties have increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk. Data protection laws, including the EU General Data Protection Regulation, or the GDPR, may apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing, and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million Euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require the Company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with EU data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational

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damage.

The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, has elevated this topic from IT staff up to the executive and board level. We may therefore spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

Our business depends on our users' continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our services, which could lead to additional expenses and the loss of users.

Our services depend on the ability of our users to access the Internet. Currently, this access is provided by companies having significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, and government-owned service providers. Some of these providers have the ability to take measures, including legal actions that could degrade, disrupt or increase the cost of user access to certain of our services by restricting or prohibiting the use of their infrastructure to support our services, charging increased fees to our users, or regulating online speech. Such interference could result in a loss of existing users, advertisers, and goodwill, could result in increased costs, and could impair our ability to attract new users, thereby harming our revenue and growth. Moreover, the adoption of any laws or regulations adversely affecting the growth, popularity, or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our services and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the Internet and, in particular, Internet neutrality, is subject to uncertainty.

To the extent any laws, regulations, or rulings permit Internet service providers to charge some users higher rates than others for the delivery of their content, Internet service providers could attempt to use such laws, regulations, or rulings to impose higher fees or deliver our content with less speed, reliability or otherwise on a non-neutral basis as compared to other market participants, and our business could be adversely impacted. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices impeding both our and our users' domestic and international growth, increasing our costs, or adversely affecting our business. Additional changes in the legislative and regulatory landscape regarding Internet neutrality, or otherwise regarding the regulation of the Internet, could harm our business, operating results, and financial condition.

Our business could be affected by new governmental regulations regarding the Internet.

To date, government regulations have not materially restricted the use of the Internet in most parts of the world. However, the legal and regulatory environment relating to the Internet is uncertain, and governments may impose regulations in the future. New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet, or regulatory agencies may begin to more rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed. The adoption of any new laws or regulations, or the narrowing of any safe harbors, could hinder growth in the use of the Internet and online services generally and decrease acceptance of the Internet and online services as a means of communications, e-commerce, and advertising. In addition, such changes in laws could increase our costs of doing business or prevent us from delivering our services over the Internet or in specific jurisdictions, which could harm our business and our results of operations.

Unsuccessful compliance with certain European privacy regulations could have an adverse effect on our business and reputation.

As part of our business operations, we collect, store, and process the personal data of our employees, collaborators, users, suppliers, and those against whom we have a credit position. Since May 2018, the General Data Protection Regulation or GDPR, Regulation EU 2016/679, has governed the collection and processing of personal data in the European Union. The GDPR sets out several principles for processing personal data, such as the legal basis for processing, notification of duties to authorities, and security measures to protect personal data. The GDPR also extends its geographical scope to non-European Union entities under certain conditions. Failure to comply with the requirements of the GDPR guidelines, as detailed by the European Data Protection Board, or EDPB, and other relevant member states' laws, may result in fines and other administrative penalties.

The GDPR includes provisions for imposing fines in case of violations of specific data protection rules, such as breaching articles 44 to 49 GDPR regarding transferring personal data to a recipient in a non-European Union country. Therefore, we plan to introduce additional mechanisms to ensure compliance with these and any new data protection regulations. However, implementing such compliance measures presents a risk to the Company since such measures could fail. The failure of our compliance mechanisms could result in the violation of the GDPR's obligations, and, as a result, the Company may face penalties as specified in the GDPR.

The European Union's data protection framework is constantly evolving under the guidance of the EDPB, which is responsible for interpreting and enforcing the GDPR, as well as the Court of Justice of the European Union, or CJEU, which regularly makes rulings affecting data protection law. For example, a recent CJEU case, C-311/18, known as Schemes II, invalidated the EU-US Privacy Shield Framework for data transfers to the United States. Further, other jurisdictions, including Italy, have implemented laws in addition to the GDPR. In Italy, under Legislative Decree n. 196/2003 as amended and updated by Legislative Decree n. 101/2018, the National Privacy Code has been amended to align with the GDPR's provisions and includes further regulations regarding the processing of personal data.

To ensure compliance with current legal and regulatory requirements and protect the security of personal data in our business activities, we have implemented a data management system. We are currently compliant with the latest changes in the European Union's data protection regulations by executing Data Processing Agreements with Standard Contractual Clauses with all partners based in the United States and in the United Kingdom. However, changes in the European Union and other privacy regulations, as well as non-compliance, could have a significant negative impact on our business, financial condition, prospects, results of operations, and reputation.

We are subject to anti-corruption laws and regulations. Violations of these laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to various European Union anti-corruption laws. These laws generally prohibit companies and their intermediaries from engaging in bribery or making improper payments to government officials and other individuals to obtain or retain business. We must also comply with applicable economic sanctions laws and regulations, including those administered by the European Union.

We strive to conduct our business in compliance with applicable anti-corruption and trade control laws and are not aware of any historical non-compliance. However, we cannot guarantee full compliance currently or in the future. Violations of these laws, or even allegations of such violations, could result in civil or criminal penalties and adversely affect our business, financial condition, and results of operations. Additionally, changes to the laws and regulations, or significant business growth, may require increased compliance-related resources and costs.

We may be exposed to the risk that because of disruption of business relationships with subscribers or clientele, we may not be able to replace these relationships in the short term, which could have a significant adverse effect on our image and reputation, business, and prospects, and our economic, financial and asset situation.

We have short-term contracts in place with most of our clientele, or our contracts are based on individual events or advertisement. Even though we have long-standing relationships with our clientele, we are exposed to risks associated with the disruption of these relationships or the occurrence of economic conditions that are worse than before. At that time, we may experience difficulties in identifying alternative clients, such that our production schedules may be impacted, with consequent negative effects on our results of operations.

Our ability to fulfill our obligations to clients is also affected by the proper and punctual fulfillment of the terms and conditions stipulated in individual contracts by clients. In the event that our clients fail to fulfill an order, either by not supplying the processes or by supplying them but at different times than agreed upon or lacking the required or defective qualities, we may incur burdens or difficulties, such as the need to provide replacement services, even at a higher price, or claims for compensation from users, which may have a negative effect on our image and reputation, business and prospects, and economic, asset and financial situation.

Risks Related to this Offering and Our Securities

The Shares will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Shares may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Shares for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated in this Offering Statement. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth in the Use of Proceeds section of this Offering Statement. Upon or shortly after the release of such funds to the Company, the Shares will be issued to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

There is no current trading market for our Series A Common Stock, and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

There is currently no established public trading market for our Series A Common Stock, and an active trading market in our securities may not develop or, if developed, may not be sustained. We intend in the future to list our Series A Common Stock on a U.S. securities exchange, but we may never be able to do so. If, for any reason, our Series A Common Stock are not listed on a securities exchange or quoted on an alternative trading system, or a public trading market does not otherwise develop, purchasers of our Series A Common Stock may have difficulty selling their securities should they desire to do so. No market makers have committed to becoming market makers for our Series A Common Stock, and none may do so.

Additionally, secondary trading in the Shares sold in this Offering will not be possible in any state until the shares are qualified for sale under the applicable securities laws of the state, or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify or to obtain or verify an exemption for the secondary trading of our shares in any particular state, the shares could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our shares, the liquidity for the shares could be significantly impacted, and you may have difficulty in selling your shares.

Even if a market develops for our Series A Common Stock, they may be thinly traded with wide price fluctuations, low prices, and minimal liquidity.

Even if our securities are listed for trading, and if an established market for our Series A Common Stock develops, the price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, the future price of our Series A Common Stock may be affected by factors that are unrelated or disproportionate to our operating performance. The future price of our Series A Common Stock might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on the future price of our Series A Common Stock.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, our shareholders will be entitled to distributions as described in the "Our Securities" included in elsewhere in this Offering Statement. This means that such holders will only receive distributions once all of the creditors have been paid in full. No holders of any of the Shares can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

Affiliates of our company and the placement agent, including directors and existing shareholders of our company, may invest in this Offering.

There is no restriction on affiliates of our company or of the placement agent, including its directors and existing shareholders, investing in the Offering. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

There is no guarantee that we will ever complete future private or public offerings of the Company's securities, and we may never raise capital sufficient to execute our business plan.

Although we intend to file a registration statement with the United States Securities and Exchange Commission (the "SEC") in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of the Company's securities. If we are unable to complete the future offerings of the Company's securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

You will incur immediate and substantial dilution as a result of this Offering.

If you purchase Shares in this Offering, those shares will be issued at a price that is more than the amount paid by our existing shareholders for their shares on a per-share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price you paid for your Shares. In addition, you will experience further dilution to the extent that our Shares are issued upon conversion of our outstanding convertible debt or exercise of share options under our equity incentive plan.

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We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations.

We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering for working capital and general corporate purposes. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

Our voting control is concentrated.

As of the date of this Offering Statement, the holder of our Class B Common Stock, Kiley Coleman, exercises in the aggregate approximately 96.8% of the voting power in respect of our outstanding shares. As a result, Ms. Coleman is expected to have the ability to control the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any arrangement or sale of all or substantially all of our assets. Even if Ms. Coleman does not retain any employment with us, she will continue to have the ability to exercise the same significant voting power.

The concentrated control through the Class B Common Stock] could delay, defer, or prevent a change of control of our company, an arrangement involving us or a sale of all or substantially all of our assets that our other shareholders support. Conversely, this concentrated control could allow Ms. Coleman to consummate such a transaction that our other shareholders do not support. In addition, Ms. Coleman may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm our business.

As our Chief Executive Officer and a member of our board of directors, Ms. Coleman has control over the day-to-day management and the implementation of our major strategic decision, subject to authorization and oversight by our board of directors. As a member of our board of directors, Ms. Coleman will owe a fiduciary duty to our shareholders and will be obligated to act honestly and in good faith with a view to our best interests. As a shareholder, even a controlling shareholder, Ms. Coleman will be entitled to vote her shares, and shares over which she has voting control, in her own interests, which may not always be in our interests or in the interest of our other shareholders.

Raising additional capital may cause dilution to our shareholders, including purchasers of our securities in this Offering, or restrict our operations.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity and/or debt financings and collaborations, licensing agreements or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a holder of our Shares.

To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures, or the declaration of dividends.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Any determination to pay dividends in the future

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will be at the sole discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors our board of directors deems relevant, and subject to our charter documents. Therefore, holders of our securities will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

Future issuances of debt securities, which would rank senior to our Shares upon our bankruptcy or liquidation, which could rank senior to our Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Shares. Because our decision to issue debt in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any such future offerings or borrowings. Holders of our Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our shares.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and results of operations and the price of our securities.

From time to time, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. There can be no assurance that future deterioration in credit and financial markets and confidence in economic conditions will not occur. Our business strategy and performance may be adversely affected by any such economic downturn, volatile business environment, or continued unpredictable and unstable market conditions. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the conflict between Russia and Ukraine, terrorism, or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the conflict in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our business, financial condition, and results of operations and the price of our securities.

There has been no independent valuation of our Shares, which means that our Shares may be worth less than the public offering price of the Shares.

The public offering price of the Shares has been determined by us without independent valuation of such Shares. We established the public offering price based on management's estimate of the valuation of the Shares. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of the Shares. The Shares may have a value significantly less than the price paid by investors in this Offering, and the Shares may never obtain a value equal to or greater than the public offering price.

Only certain persons and entities are able to acquire the Shares.

Only limited categories of persons and entities may purchase the Shares. The Shares have not been registered under the Securities Act or any United States state securities laws or under the securities laws of any other jurisdiction and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable U.S. state securities laws. No action has been taken in any jurisdiction to permit a public offering of the Shares. Consequently, it is expected that there will only be a limited number of holders of the Shares and a purchaser of the Shares and an owner of beneficial interests in those Shares must be able to bear the economic risk of their investment in the Shares indefinitely.

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

The Shares have not been registered under the Securities Act and are being offered in reliance upon the exemptions provided by the Securities Act and the rules and regulations thereunder. We represent that this Offering Statement does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this Offering fails to qualify for exemption from registration under the federal securities laws, or if we fail to register the Shares or find an exemption under the securities laws of each state in which we offer the Shares, each investor may have the right to rescind his, her or its purchase of the Shares and to receive back from the Company his, her or its purchase price. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

The Shares constitute restricted securities and are subject to limited transferability.

The Shares should be considered a long-term, illiquid investment. The Shares have not been registered under the Securities Act and cannot be sold except pursuant to Rule 501 of Regulation CF. See the section herein titled "Restrictions on Transfer." In addition, the Shares are not registered under any state securities laws that would permit their transfer. Because of these restrictions and the absence of an active trading market for our securities, a shareholder will likely be unable to liquidate an investment even though other personal financial circumstances would dictate such liquidation.

These restrictions may adversely impact your ability to resell the Shares or the price at which you may be able to resell them, if at all.

The Shares are not redeemable at the option of the holder and holders of the Shares will not have the right to withdraw their capital. It is not contemplated that the Shares will ever be registered. Each subscriber in the United States will be required to represent that it is a qualified investor under applicable securities laws and that it is acquiring the Shares for investment purposes and not with a view to resale or distribution. Further, each investor must represent that it will only sell or transfer the Shares it holds in accordance with the restrictions set forth herein and in a manner permitted by applicable laws and regulations. Consequently, investors must be prepared to bear the risk of an investment in the Shares for an extended period of time.

If the Shares ever become transferable, such transactions may be irreversible, and, accordingly, losses due to fraudulent or accidental transactions may not be recoverable.

In the event that the Shares become tradeable on an exchange or pursuant to permitted peer-to-peer transfers, transactions in the Shares may be irreversible, and, accordingly, a purchaser of the Shares may lose all of his or her investment in a variety of circumstances, including in connection with fraudulent or accidental transactions, technology failures or cyber-security breaches. If applicable, real-time settlement would further increase the risk that correction of trading errors may be impossible and losses due to fraudulent or accidental transactions may not be recoverable.

There may be adverse tax consequences for investors upon certain future events.

Each investor must seek its own tax advice in connection with an investment in the Shares. An investment in the Shares may result in adverse tax consequences to investors, including withholding taxes, income taxes and tax reporting requirements. Each investor should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the Shares.

If the Company ceases operations the Shares will have limited or no value or use.

The Company is conducting this Offering to raise capital for the purposes as described above and to fund ongoing operations. In the event that the Company is unable to successfully pursue its operations, the Shares will have limited or no value or use.

There are risks associated with markets for the Shares.

If secondary trading of our Class A Common Stock is facilitated by third-party exchanges, such exchanges may be relatively new and subject to little or no regulatory oversight, making them more susceptible to fraud or manipulation. Furthermore, to the extent that third parties do ascribe an external exchange value to our Class A Common Stock (e.g., as denominated in a digital or fiat currency), such value may be extremely volatile and diminish to zero.

There is no established public market for our Shares and one may not develop.

There is no established trading market for the Shares and one may not develop. If and when the Shares become transferable, they may only be traded on very limited range of venues, including U.S. registered exchanges or regulated alternative trading systems for which a Form ATS has been properly submitted to the SEC.

You have no rights to redeem the Shares or withdraw from the Company or to otherwise obtain the return of your investments. Therefore, you must be capable of bearing the economic risks of this investment with the understanding that your ownership of our Shares may not be liquidated for some time.

Investors should be prepared to hold their Shares indefinitely. Moreover, even if the Shares become transferable, we may rely on technology, including smart contracts, to implement certain restrictions on transferability in accordance with the federal securities laws. There can be no assurance that such technology will function properly, which could result in technological limitations on transferability and expose the Company to legal and regulatory issues.

In the event that the Shares remain untradeable for a significant period of time or indefinitely, the value of the Shares would be materially adversely affected. In addition, the liquidity of any market for the Shares will depend on a number of factors, including:

- the number of holders of the Shares;
- the Company's performance and financial condition; and
- the interest of traders in making a market in the Shares.

We cannot assure you that the market, if any, for the Shares will be free from such disruptions or that any such disruptions may not adversely affect your ability to sell your Shares. Therefore, we cannot assure you that you will be able to sell your Shares at a particular time or that the price you receive when you sell will be favorable.

There is no assurance that purchasers of the Shares will receive a return on their investment.

An investment in our Shares is highly speculative and any return on an investment in our Shares is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that purchasers will realize any return on their investments or that their entire investments will not be lost. For this reason, each prospective investor should carefully read this Offering Statement and should consult with their own attorney, financial and tax advisors prior to making any investment decision with respect to our Shares purchased in this Offering. Investors should only make an investment in our

Shares if they are prepared to lose the entirety of such investment.

Investors will not be entitled to any inspection or information rights other than those required by law or provided for by the Company's Articles of Incorporation, as amended and its bylaws.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company after the closing of this Offering, other than as required by Regulation CF, law, its Articles of Incorporation, as amended and bylaws. Following the closing of the Offering, Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The market price of our Shares may decrease due to factors beyond our control.

Broad market fluctuations may adversely affect the market price of our Shares. The market value of the Shares may also fluctuate significantly in response to the following factors, most of which are beyond our control:

- variations in our quarterly operating results;
- changes in general economic conditions;
- changes in market valuations of similar companies selling similar products;
- announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures, or capital commitments;
- poor reviews;
- loss of a major customer; and
- the addition or loss of key managerial and collaborative personnel.

Any such fluctuations may adversely affect the market value of our Shares, regardless of our actual operating performance. As a result, Shareholders may be unable to sell their Shares (even if permitted by applicable securities laws), or may be forced to sell them at a loss.

Risks Related to the Company Becoming Public

We are currently planning a public offering of our securities, including the listing of our securities on Nasdaq. If we are successful and consummate a public offering and listing of our securities and you continue to hold our Shares, your investment will be subject to the following additional risks as a shareholder in a publicly traded company:

The requirements of being a public company may strain our resources.

As a public company, we will be subject to the reporting requirements of the Securities Act or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. Management's attention may be diverted from other business concerns, which could adversely affect our business and operating results.

The Exchange Act requires that we file annual and current reports with respect to our businesses, financial condition, and results of operations. In addition, we must establish the corporate infrastructure necessary for operating a public company, which may divert our management's attention from implementing our growth strategy, which could delay or slow the implementation of our business strategies and, in turn, negatively impact our company's financial condition and results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Our current internal controls and any new controls that we develop may become inadequate because of changes in conditions in our business or changes in the applicable laws, regulations, and standards. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, cause us to fail to meet our reporting obligations, resulting in a restatement of our financial statements for prior periods, or adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our securities. In addition, if we are unable to continue to meet these requirements, we may not be able to list and remain listed on Nasdaq in the future.

Our management team has limited experience managing a public company.

Our management team has no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition, and results of operations.

Industry and other market data used in this "Risk Factors" exhibit and elsewhere in the Offering Statement or in periodic reports that we may in the future file with the SEC, including those undertaken by our engaged consultants or us, may not prove to be representative of current and future market conditions or future results.

This "Risk Factors" exhibit and elsewhere in the Offering Statement includes or refers to, and periodic reports that we may in the future file with the SEC may include or refer to, statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties and surveys and studies that we undertook ourselves regarding the market potential for our current products. Although we believe that such information has been obtained from reliable sources, the sources of such data have not guaranteed the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys, and studies are reliable, we have not independently verified such data. The results of this data represent various methodologies, assumptions, research, analysis, projections, estimates, composition of respondent pool, presentation of data, and adjustments, each of which may ultimately prove to be incorrect and cause actual results and market viability to differ materially from those presented in any such report or other materials.

Tax Risks

***You are urged to consider the United States federal income tax consequences of owning the Shares** as there may be adverse tax consequences for investors upon certain future events.*

Each investor must seek its own tax advice in connection with an investment in the Shares. An investment in the Shares may result in adverse tax consequences to investors, including withholding taxes, income taxes and tax reporting requirements. Each investor should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the Shares. This Offering Statement does not address the tax consequences of an investment in the Shares.

WE URGE YOU TO CONSULT AND RELY UPON YOUR OWN TAX ADVISOR WITH RESPECT TO YOUR OWN TAX SITUATION, POTENTIAL CHANGES IN APPLICABLE LAWS AND REGULATIONS AND THE FEDERAL AND STATE CONSEQUENCES ARISING FROM AN INVESTMENT IN THE SHARES. THE COST OF THE CONSULTATION COULD, DEPENDING ON THE AMOUNT CHARGED TO YOU, DECREASE ANY RETURN ANTICIPATED ON YOUR INVESTMENT. NOTHING IN THIS OFFERING STATEMENT IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO ANY SPECIFIC INVESTOR, AS INDIVIDUAL CIRCUMSTANCES MAY VARY. YOU SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY US AND THAT LEGISLATIVE, ADMINISTRATIVE OR COURT DECISIONS MAY REDUCE OR ELIMINATE ANY ANTICIPATED TAX BENEFITS OF AN INVESTMENT IN THE SHARES.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes related thereto for the period ended December 31, 2023, which is included as Exhibit E to this Offering Statement. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Notice Regarding Forward-Looking Statements," " Risk Factors" and elsewhere in this Offering Statement.

Historical Results of Operations

Revenues. Our total revenues were $357,860 for the year ended December 31, 2023 compared to $758,894 for the year ended December 31, 2022, a reduction of $401,034. All of our revenue was generated by our wholly owned subsidiary Coleman Creative. Our revenues are derived from arrangements with our clients where we provide a service, typically a consulting or production service, for a fee. The reduction in our 2023 revenue compared to 2022 resulted from fewer large projects undertaken for our clients in 2023.

Cost of Revenues. Our total cost of revenues was $262,725 for the year ended December 31, 2023 versus $481,836 in the comparable 2022 period, a reduction of $219,111. While the cost of revenues decreased in conjunction with the decline in revenues, the mix of more small project services in 2023 were done at a slightly higher cost percentage.

Gross Profit. Our total gross profit for the year ended December 31, 2023 of $95,135 or 27% compares to $277,058 or 37% for the for the year ended December 31, 2022. The decrease in gross profit percentage resulted from a mix of more small projects performed in the 2023 period.

Total Operating Expenses. Our total operating expenses were $76,685 for the year ended December 31, 2023, compared to $144,289 for the year ended December 31, 2022, a reduction of $67,604. The 2022 period included bad debt expense of $25,402 and a $27,000 impairment cost related to an investment in a marketing organization. In addition, our travel and entertainment expense decreased $29,047 in 2023 since 2022 had more large projects requiring onsite supervision. Finally, our legal and accounting expense increased in 2023 by $30,776 as we prepared for the first audits of our financial statements.

Other Income (Expense). The main expense in this category for the year ended December 31, 2022 is a legal order totaling $6,547 for certain California taxes. The remaining expenses are interest expense.

Liquidity and Capital Resources

We are highly dependent on the success of this Offering to meet our ongoing working capital needs and to fully execute our business plan. The maximum aggregate amount of this Offering will be required to fully implement our business plan. Historically, we have been funded through shareholder loans and debt and equity financings. In the event our proposed Offering is not successful, we will need to raise capital through alternative sources, such as a private placement of our equity or debt securities. There can be no guarantees that any such financing would become available to us. If we cannot raise additional proceeds, we would be required to cease business operations. As a result, investors would lose all their investment.

As of December 31, 2023, we had cash of $34 and total assets of $36,034. This compares to cash of $148,059 and total assets of $277,395 as of December 31, 2022. As of December 31, 2023 we had a working capital deficit of $110,278 (current assets of $34,034 less current liabilities of $146,312). This compares to working capital of $58,847 as of the year ended December 31, 2022. The decrease in working capital corresponds principally to the reduction in cash during the 2023 year.

The calculation of working capital provides additional information and is not defined under GAAP. We define Working Capital as current assets less current liabilities. This measure should not be considered in isolation or as a substitute for any standardized measure under GAAP. This information is intended to provide investors with information about our liquidity.

Trends and Uncertainties

Our current business operations began operations in 2016. Therefore, we have a limited operating history upon which an evaluation of our current business plan or performance and prospects can be made. See "Risk Factors - *We have a limited operating history in our current business upon which investors can evaluate our future prospects."*

We have funded our operations primarily from shareholder loans, debt and equity financing. As of December 31, 2023, cash generated from operations and financing activities was not sufficient to fund our growth strategy in the short-term or long-term. The primary need for liquidity is to fund working capital requirements of the business, including operational expenses in connection with our efforts to launch our business. The primary source of liquidity has primarily been shareholder loans and private financing transactions. The ability to fund operations and expand our business depends on our ability to raise funds from debt and/or equity financing which is subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We anticipate a need for additional capital in the approximate amount of $4,605,000 to complete development of the girltalk mobile application and a marketing campaign to launch the application. If we fail to raise additional capital, as needed, we will scale back our development and marketing plans. Consequently, our ability to implement all of our plans will be compromised.

No assurance can be given that any additional financing will be available to us, or if available, will be on terms favorable to us. If we are unable to raise capital when needed, our business, financial condition and results of operations would be materially adversely affected, and we could be forced to reduce or discontinue our operations.

Recent Financing Transactions

Convertible Promissory Notes

In March 2024, we issued an aggregate of $110,000 principal amount 10% Original Issue Discount Convertible Promissory Notes (the "Convertible Notes") to two parties: one for the principal amount of $55,000 to an unrelated third party and the second in the principal amount of $55,000 to Latigo Partners, LLC, a related party. The notes bear interest at 12% per annum and matured on December 31, 2024. The notes provide that the maturity date may be extended at the election of our Company by up to two additional 90-day periods and, we have elected

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to extend the maturity date to   March 31, 2025. The principal amount of the Convertible Notes increased by 10% on December 31, 2024 upon the election of the Company to extend the maturity date to March 31, 2025. In addition, the principal amount of the Convertible Notes will increase by an additional 10% on March 31, 2025 if the Company elects to further extend the maturity date for an additional 90 days, up to and including June 30, 2025. The notes are convertible (a) automatically upon our Company's initial public offering and concurrent listing on a U.S. national securities exchange or (b) at the election of the note holders if conversion under (a) does not occur. The notes are convertible into shares of Class A Common Stock at $1.00 per share, subject to adjustments in certain circumstances.

After deducting the original issue discount of $10,000 and stock issuance fees of $15,560 which include fees paid to Boustead under the agreement discussed in Note 7, we received net proceeds totaling $84,440. In addition, we also issued a warrant to Boustead to purchase 7,000 shares of our Class A common stock. The warrant is exercisable immediately at $1.00 per share and expires March 18, 2029.

Keith Moore who indirectly owns an interest in the Company as noted above is a manager of, and indirectly owns an interest in Boustead Securities LLC and FlashFunders. Flashfunders is the Company's intermediary in this offering and . See "Plan of Distribution."

Going Concern

Our consolidated financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. While we had net income for the years ended December 31, 2023 and 2022, we have an accumulated deficit of $114,288 as of December 31, 2023 and our cash balance as of that date is $34. In addition, our cash balance as of December 31, 2024 is $641. Management has determined that there is uncertainty whether our capital needs over the next 12 months can be met and, as a result, there is reasonable doubt about our ability to continue as a going concern for one year from the date of this report.

Although the Company is attempting to expand its operations and generate sufficient revenue, the Company's cash position is not sufficient to support its daily operations. Management intends to raise additional funds by way of debt, or a private or public offering. While the Company believes in the viability of its strategy to expand operations and generate sufficient revenue and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of debt, or a public or private offering. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

MANAGEMENT OF THE COMPANY

The following is information about the Company's directors, officers and any persons occupying a similar status or performing a similar function.

Name	Age	Position(s)
Kiley Coleman	35	Chief Executive Officer and Director
Adam Schell	41	Director

Executive Officers and Directors

Kiley Coleman. Ms. Coleman is our founder, Chief Executive Officer and a Director. She launched an event planning business in 2016 and folded that operation into our predecessor, CCA in March 2019, a company engaged in representing and managing producers and artists and later branched out into influencer marketing division specializing on building brands and products employing social media strategies. In her roles as CEO of CCA, Ms.

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Coleman's representation of icon companies and brands has included AEG, Goldenvoice, Playboy, GUESS, Google, YouTube, Givenchy, Loma Vista Records, Universal Music Group Nashville, BBR Music Group, Mejuri, E! Network, Cost Plus World Market, and more. Ms. Coleman has worked with a plethora of musicians, influencers, and celebrities including Jake Johnson, Sampa the Great, Foster the People, Cage the Elephant, Rufus du Sol, The

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Chainsmokers, Noah Cyrus, Martin Garrix, Rachel Brosnahan, Evan Rachel Wood, Joe Keery, Dacre Mongomery, Morgan Stewart, Yara Shahidi, Lili Reinhardt, Cole Sprouse, and many more.

Ms. Coleman was honored in 2019 to be the female producer for The Wrap's all female Emmy Edition producing the cover shoots of all the female Emmy nominees that year.

Adam Schell. Mr. Schell was appointed to our board of the directors on February 1, 2025. Adam is an entrepreneur and community builder. Since January 2020 he has been a principal of Golden State Hospitality a company he founded that is engaged in the business of providing management services to the hospitality industry Prior to that, he played a pivotal role in transforming Cruisers Pizza Bar Grill into a thriving entertainment hub. During his tenure from May 2014 to January 2020, where he initiated successful programs such as the Huntington Beach Live Music Series, the Newport Beach Special Events Program, and enhanced the restaurant's offerings and fostering community engagement. Adam's strategic acumen was evident in his organization of the "It Was Never a Phase Fest," an Outdoor Music Festival that garnered substantial support from corporate sponsors and local government entities. This event not only showcased his ability to secure key partnerships but also united the community through a shared cultural experience. Adam's track record demonstrates his commitment to enhancing customer experiences, promoting community belonging, and fostering unity.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

The Company intends to develop a compensation structure following completion of this offering for all of its officers and directors foll. Such compensation structure will take into consideration the size of the offering and the scope of the Company's future operations.

PRINCIPAL SECURITY HOLDERS

The following table sets forth the name and ownership level of each person, as of the date of this Offering Statement, who is an officer, director or the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. We have based our calculation of the percentages of voting power on 3,200,000 shares of the Company's Class A Common Stock outstanding on as of the date of this Offering Statement and 4,800,000 shares of Class B Common Stock), which collectively have a total of 99,200,000 votes.

| Name and Position of Beneficial Owner | Class A Common Stock | | Class B Common Stock | | Total[1] | | Voting | |
	No.Beneficially Owned	% of Total Class A Common Shares	No. Beneficially Owned	% of Total Class B Common Shares	Total No. of Shares of Capital Stock Beneficially Owned	% of Total Capital Stock	Total No. of Votes[2]	% of Voting Capital
Kiley Coleman, Director and Chief Executive Officer	—	—%	4,800,000	100.0%	4,800,000	60.0%	96,000,000	96.8%
Latigo Partners, LLC[3][4]	3,200,000	100.0	—	—	3,200,000	40.0%	3,200,000	3.2%
All officers, directors and 20% shareholders as a group	3,200,000	100.0%	4,800,000	100.0%	8,000,000	100.0%	99,200,000	100.0%

[1]   Total share values are on an as-converted basis.

[2]   The voting percentages differ from the beneficial ownership percentages in the total capital stock because our classes of

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securities have different voting rights. For further description of the different voting rights by different securities, see "Our Securities" included elsewhere in this Offering Statement.

(3)   Does not include shares issuable upon conversion of the Convertible Notes.

(4)   The address of Latigo Partners, LLC is c/o wearegirltalk, Inc. 101 Avenue of the Americas, 8th and 9th floors, New York, NY 10013. Keith Moore has voting control and investment discretion over the Shares held by Latigo Partners, LLC.

RELATED PARTY TRANSACTIONS

The following sets forth all transactions since the beginning of the Company's last fiscal year, January 1, 2024 as well as any currently proposed transaction in which the Company was or is to be a participant and the amount involved exceeds $250,000 and in which any related person had or will have a direct or indirect material interest:

On October 11, 2023, Kiley Coleman, our Chief Executive Officer and member of our Board of Directors, subscribed for the purchase of 800,000 shares of our Class B Common Stock for a purchase price of $0.001 per share for an aggregate purchase price of $800.

On December 11, 2023, Ms. Coleman exchanged 10,000 shares of common stock of Coleman Creative Agency, Inc., a California corporation ("CCA"), representing 100% of the issued and outstanding shares of capital stock of CCA for 4,000,000 shares of our Class B Common Stock (the "CCA Exchange"). Following the CCA Exchange, CCA became our wholly owned subsidiary.

In March 2024, we issued a Convertible Note in the principal amount of $55,000 Latigo Partners, a related party. See "Management's Discussion and Analysis of Financial Condition – Convertible Promissory Notes."

USE OF PROCEEDS

We estimate that, at a price of $2.00 per share of Series A Common Stock, the net proceeds from the sale of the 2,500,000 shares of Series A Common Stock in this offering will be approximately $4,605,000 after deducting the estimated offering expenses of approximately $395,000. The net proceeds of this offering will be used primarily to fund our operations and, in particular, our planned growth strategy. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Gross Proceeds	$ 2.00	$5,000,000
Less: Offering Expenses		
a. Intermediary Fees (5% of gross proceeds)	0.10	250,000
b. Flashfunders Listing Fees[1]	25,000	25,000
c. Professional Fees[1][2]	120,000	120,000
Net Proceeds	**($144,998)**	**$4,605,000**
Uses of Net Proceeds		
a. Application Development	0	250,000
b. Marketing	0	2,000,000
c. Salaries and General Admin	0	1,250,000
d. Working Capital	0	605,000
e. Professional Fees	0	450,000
f. Intellectual Property	0	50,000
Total Uses	**0**	**$4,605,000**

*Figures rounded to the nearest whole number, columns may not add due to the rounding.

(1) The Company will pay this fee from its working capital in the event there are an insufficient amount raised in the Offering.

(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.

We will apply the use of proceeds first to working capital to the extent necessary to carry out marketing to the extent we believe necessary in order to tailor the features of the wearegirltalk application to those we believe are in highest demand. Following that, we allocate additional funds to begin development of the application and the remaining uses set forth above. The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

OUR SECURITIES

General

Our authorized capital stock consists of 490,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of which 480,000,000 shares are designated as Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), and 10,000,000 shares are designated as Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"), and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this Offering Statement, there were outstanding: 3,200,000 shares of Class A Common Stock, 4,800,000 shares of Class B Common Stock, 480,000 shares of Class A Common Stock reserved for issuance under the Company's equity incentive plan. There are no shares of preferred stock issued or outstanding as of the date of the Offering Statement.

Common Stock

Each holder of Class A Common Stock is entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Each holder of Class B Common Stock is entitled to 20 votes for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Our articles of incorporation, as amended, and bylaws do not provide for cumulative voting rights.

Each share of Class B Common Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, without the payment of additional consideration, into one share of Class A Common Stock. In addition, each share of Class B Common Stock automatically converts into one share of Class A Common Stock upon a transfer of such share; provided, however, that if a holder of Class B Common Stock transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such transfer will not result in an automatic conversion into the Class A Common Stock. A transfer for purposes of the automatic conversion includes any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, subject to certain exceptions as provided for in our articles of incorporation, as amended.

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of our Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future.

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Preferred Stock

As of the date hereof, there is no preferred stock outstanding. Pursuant to the articles of incorporation of the Company, the Board of Directors is expressly granted the authority to issue preferred stock up to 10,000,000 shares and prescribe its designations.

The Company's Board of Directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of the Company's Common Stock.

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our articles of incorporation, as amended, and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing our Board and management. The holders of our Common Stock do not have cumulative voting rights in the election of our directors, which makes it more difficult for minority stockholders to be represented on the Board. Our articles of incorporation, as amended, allow our Board to issue additional shares of our Common Stock and new series of preferred stock without further approval of our stockholders. The existence of authorized but unissued shares of Common Stock and "blank check" preferred stock discussed below could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger, or otherwise.

Our authorized capital includes "blank check" preferred stock. Our Board has the authority to issue preferred stock in one or more classes or series and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting and dividend rights, of those shares without any further vote or action by stockholders. The rights of the holders of common stock will be subject to and may be adversely affected by the rights of holders of any preferred stock that may be issued in the future. The issuance of additional preferred stock, while providing desirable flexibility in connection with possible financings and acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the voting power of our outstanding voting securities, which could deprive our holders of common stock of a premium that they might otherwise realize in connection with a proposed acquisition of our Company.

Anti-takeover Effects of Nevada Law

The "business combination" provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record, a "resident domestic corporation," from engaging in various "combination" transactions with an "interested stockholder" unless certain conditions are met or the corporation has elected in its articles of incorporation, as amended, to not be subject to these provisions. We have elected to opt out of these provisions as permitted under the NRS.

Transfer Agent and Registrar

The Company will consider retaining a transfer agent for its shares of Common Stock depending on the amount of funds raised in this Offering.

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RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the Shares were issued by us, unless the Shares are transferred:

- to the Company;

- to an accredited investor (as defined below in "Plan of Distribution");

- as part of an offering registered with the SEC; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

PLAN OF DISTRIBUTION

We are offering a minimum of one share of Common Stock (the "Target Offering Amount") and a maximum of 2,500,000 shares of Common Stock (the "Maximum Offering Amount") on a "best efforts" basis. If the Target Offering Amount is not reached on or before March 1, 2026 (the "Minimum Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. If the Target Offering Amount has been deposited prior to the end of the Minimum Offering Period, the offering may continue until the earlier of March 1, 2026 (which date may be extended at our option) or the date when all shares have been sold (the "Offering Period"). At any time during the Offering Period, the Company may accept and finalize your investment.

We are not selling this Common Stock through commissioned sales agents or underwriters. We will use our existing website to provide notification of the offering. Persons who desire information will be directed to https://www.flashfunders.com, a website owned and operated by a third party that provides technology support to issuers engaging in equity crowdfunding efforts.

This Offering Statement will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Intermediary's website.

The Intermediary's website will be the exclusive means by which prospective investors may subscribe in this offering. All interested investors will receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the offering and "what to expect" on the Intermediary's website. The email strategy will be supported with a press release to general and financial media, plus social media posts on the Website. During the Offering Period, interested investors will be able to log into the Intermediary's website using their credentials (username and password) established during the reservation process, and a button will appear that simply states "Invest" in the Company.

Once the "Invest" button is clicked, interested investors will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Interested investors will then begin a user-friendly process of establishing their personal and financial identity, selecting the number of shares of Common Stock to be purchased and how payment will be made, and executing subscription agreements. Once complete, all purchasers will be emailed a confirmation.

If the minimum contingency for this offering is not satisfied or the offering is otherwise terminated, investor funds will be promptly refunded in accordance with Securities Exchange Act Rule 10b-9.

In order to subscribe to purchase the shares of the Series A Common Stock, a prospective investor must complete a subscription agreement and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Part 227.100 of Regulation

Crowdfunding under the Securities Act, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed:

- The greater of $2,500 or 5% of the lesser of such investor's annual income or net worth, if either the investor's annual income or net worth is less than $124,000; or

- 10% of such investor's annual income or net worth (not to exceed an amount sold of $124,000), if both the annual income and net worth of the investor is $124,000 or more.

A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead.

The investment limitations above do not apply to accredited investors, as that term is defined in Regulation D Rule 501 under the Securities Act. An individual is an accredited investor if he/she meets one of the following criteria:

- a natural person whose individual net worth, or joint net worth with the undersigned's spouse, excluding the "net value" of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for the foreseeable future, with "net value" for such purposes being the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth; or

- a natural person who has individual annual income in excess of $200,000 in each of the two most recent years or joint annual income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

An entity other than a natural person is an accredited investor if it falls within any one of the following categories:

- an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is a self- directed plan whose investment decisions are made solely by accredited investors;

- a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

- a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a "sophisticated person" as described in Rule 506(b)(2)(ii) under Regulation D; or

- certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, and registered investment companies.

We have engaged FlashFunders Funding Portal, LLC (the "Intermediary") to serve as the intermediary through which the offering will be conducted and Sutter Securities Group, Inc. to provide certain ancillary services to the Company in connection with this offering. The Intermediary is a registered intermediary with the SEC. They

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charge a 5.0% total fee on all funds raised plus a one-time listing fee of $25,000 in the event of a closing. The Intermediary, may enter into a funding portal/broker dealer referral agreement in accordance with Rule 402(b)(7) of Regulation CF with Boustead Securities LLC and Sutter Securities Inc., both affiliate FINRA registered broker dealers and pay such broker-dealers a portion of the fees payable by the Company to the Intermediary as compensation for services provided by such broker-dealers in connection with this offering.

The Intermediary will also perform the following administrative functions in connection with this offering:

- review the subscription agreements to determine whether all of the necessary information has been obtained from the investors, to determine compliance with the investment limitation requirement, and to perform anti-money laundering checks;

- contact us and/or our agents, if needed, to gather additional information or clarification from investors;

- advise us as to permitted investment limits for investors pursuant to Regulation CF;

- provide us with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions (e.g., for underage investors or anti-money laundering reasons);

- serve as registered agent where required for state blue sky requirements, but in no circumstance will the Intermediary solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor; and

- transmit the subscription information data to our transfer agent following their appointment.

The Intermediary has not investigated the desirability or advisability of investment in the securities offered hereby nor approved, endorsed or passed upon the merits of purchasing the securities offered hereby

Company executives and contractors are assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest and posted on the Company's website. They also work with the Intermediary in developing the programming to be used for the actual investment process. They do not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered securities, except to gather additional information or clarification from persons who have subscribed to purchase securities on the Intermediary's website.

Investor Confirmation Process

In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur.

Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Shares.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering

Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Shares in exchange for their investment.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Shares in exchange for his or her investment.

Intermediary Information

The Intermediary for the Company is FlashFunders Funding Portal, LLC ("Intermediary"), a Delaware limited liability company formed on January 20, 2016. The SEC registration number of the Intermediary is 007-00009 and the Central Registration Depository (CRD) number is 283102.

PRIOR OFFERINGS

In the three years prior to this offering, the Company has completed the following exempt offerings of its securities:

Date of Offering	Exemption Replied Upon	Securities Offered	Amount Sold	Use of Proceeds
October 11, 2023	Sec. 4(a)(2) of the Securities Act	Class B Common Stock	800,000 shares at a price of $0.001 per share for an aggregate of $800.	Working capital.
October 11, 2023	Sec. 4(a)(2) of the Securities Act	Class A Common Stock	3,200,000 shares at a price of $0.001 per share for an aggregate of $3,200.	Working capital.
December 11, 2023	Sec. 4(a)(2) of the Securities Act	Class B Common Stock	4,000,000 shares in exchange for 10,000 shares of CCA common stock.	None.
March 18, 2024	Sec. 4(a)(2) of the Securities Act	Convertible Notes	$110,000 Principal Amount.	Working capital.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>Projections: Forward Looking Information</u>

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and are based on management's best estimate of the probable results of operations of the Company, and have not been reviewed by Company's independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

<u>Additional Disclosures</u>

THE COMPANY IS OFFERING THE CLASS A COMMON STOCK PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE CLASS A COMMON STOCK, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S BYLAWS AND OTHER GOVERNING DOCUMENTS THEN IN EFFECT, WHICH MUST BE EXECUTED BY THE INVESTORS AS A CONDITION TO RECEIVING THE UNDERLYING SECURITIES.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.


LEGAL MATTERS


Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

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The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website not later than 120 days after the end of each fiscal year covered by the report. Once posted the annual report may be found on the Company's website at www.wearegirltalk.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the Requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

wearegirltalk, inc.

By: */s/ Kiley Coleman*
Name: Kiley Coleman
Title: Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities on April 2, 2025.

Name	**Position**
/s/ Kiley Coleman Kiley Coleman	Chief Executive Officer and Director
/s/Adam Schell Adam Schell	Director

50

EXHIBITS

Description	Exhibit
Subscription Agreement	A
Articles of Incorporation filed on September 20, 2023	B
Amendment to Articles of Incorporation filed on December 11, 2023	C
Bylaws	D
Financial Statements for the years ended December 31, 2023 and 2022	E
Investor Presentation dated March 2025	F

Exhibit A
SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY FLASHFUNDERS, INC. (THE "PLATFORM") OR THROUGH FLASHFUNDERS FUNDING PORTAL, LLC (THE "PORTAL"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: wearegirltalk, inc.
        101 Avenue of the Americas, 8th and 9th floors
New York, NY 10013

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase shares of Common Stock (the "Securities"), of wearegirltalk.inc., 101 Avenue of the Americas, 8th and 9th floors, New York, NY 10013, a Nevada Corporation (the "Company"), at a purchase price of $2.00 per share of the Class A Common Stock, par value $0.001 per share (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Common Stock are as set forth in the Articles of Incorporation, the Nevada Revised Statutes and under and any description of the Securities that appears in the Offering Statement and this Subscription Agreement (collectively, the "Offering Materials") is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate number of Securities sold shall not exceed 2,500,000 (the "Offering"). The Company may accept subscriptions until March 1, 2026 (the "Target Deadline"). Providing that subscriptions for $2.00 of Securities are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Target Deadline (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Sutter Securities Clearing, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by Securities Transfer Corporation, or such other transfer agent selected by the Company (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company</u>. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing</u>. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>. The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements</u>. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at March 31, 2016 and the related consolidated statements of income and cash flows since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Assure CPA, LLC, which has audited the Company Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i)   To the Company;

    (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii)   As part of an offering registered under the Securities Act with the SEC; or

    (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that:

    (i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

    (ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000.; or

    (iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(f) <u>Shareholder information</u>. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject.

Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation</u>. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE FLORIDA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED

THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> Wearegirltalk, inc.
> 101 Avenue of the Americas, 8th and 9th floors
> New York, NY 10013
> Attn: Kiley Coleman, Chief Executive Officer
> Email: kiley@colemancreativeagency.com
>
> If to Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

Wearegirltalk, inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase shares of Class A Common Stock, $0.001 par value per share (the "Class A Common Stock" or "Security") of wearegirltalk, Inc., by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The number of shares of the Class A Common Stock the undersigned hereby irrevocably subscribes for is:

_____

Number of Securities

(b) The aggregated purchase price (based on a purchase price of $2.00 per Security) for the shares of the Class A Common Stock the undersigned hereby irrevocably subscribes for is:

_____

Print aggregate purchase price

(c) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

_____

Print name of owners or joint owners

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____	_____
Signature	Signature
_____	_____
Name (Please Print)	Name (Please Print)
_____	_____
Email Address	Email Address
_____	_____
Address	Address
_____	_____
_____	_____
Telephone Number	Telephone Number
_____	_____
Social Security Number (EIN)	Social Security Number (EIN)
_____	_____
Date	Date

This Subscription is accepted by wearegirltalk, inc.

By: _____

Name: Kiley Coleman

Title: Chief Executive Officer

_____

Date

Exhibit B
Articles of Incorporation



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
      www.nvsilverflume.gov

Initial List and State Business License Application

Initial List Of Officers, Managers, Members, General Partners, Managing Partners, or Trustees:

wearegirltalk, inc.

NAME OF ENTITY

TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT

**IMPORTANT:** _Read instructions before completing and returning this form._

Please indicate the entity type (check only one):

☑ Corporation

    ☐ This corporation is publicly traded, the Central Index Key number is:

☐ Nonprofit Corporation (see nonprofit sections below)

☐ Limited-Liability Company

☐ Limited Partnership

☐ Limited-Liability Partnership

☐ Limited-Liability Limited Partnership (if formed at the same time as the Limited Partnership)

☐ Business Trust

Filed in the Office of	Business Number **E35002482023-2**
F V Aguilar Secretary of State State Of Nevada	Filing Number **20233500249**
	Filed On **09/20/2023 19:03:38 PM**
	Number of Pages **2**

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

CHECK ONLY IF APPLICABLE

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.

☐ 001 - Governmental Entity

☐ 006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number

---

For nonprofit entities formed under NRS chapter 80: entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming and exemption under 501(c) designation must indicate by checking box below.

☐ Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee.
   Exemption Code 002

For nonprofit entities formed under NRS Chapter 81: entities which are Unit-owners' association or Religious, Charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C $ 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

    ☐ Unit-owners' Association   ☐ Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. $501(c)

For nonprofit entities formed under NRS Chapter 82 and 80: Charitable Solicitation Information - check applicable box

Does the Organization intend to solicit charitable or tax deductible contributions?

☐ No - no additional form is required

☐ Yes - the *Charitable Solicitation Registration Statement* is required.

☐ The Organization claims exemption pursuant to NRS 82A 210 - the *Exemption From Charitable Solicitation Registration Statement* is required

      Failure to include the required statement form will result in rejection of the filing and could result in late fees.



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
         www.nvsilverflume.gov

<table>
<tr><td>

Initial List and State Business License Application - Continued

</td></tr>
</table>

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

<table>
<tr><td colspan="2">CORPORATION, INDICATE THE <u>PRESIDENT</u>:</td></tr>
<tr><td>Kiley Coleman</td><td>USA</td></tr>
<tr><td>Name</td><td>Country</td></tr>
<tr><td>318 N. Carson Street, Suite 208</td><td>Carson City   NV   89701</td></tr>
<tr><td>Address</td><td>City   State   Zip/Postal Code</td></tr>
</table>

None of the officers and directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the office of the Secretary of State.

X   Erin Grinstead
_____

Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer *FORM WILL BE RETURNED IF*
UNSIGNED

Authorized Signer	**09/20/2023**
Title	Date



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
        www.nvsilverflume.gov



Filed in the Office of	Business Number **E35002482023-2**
(signature) Secretary of State State Of Nevada	Filing Number **20233500247**
	Filed On **09/20/2023 19:03:38 PM**
	Number of Pages **8**

Formation - Profit Corporation

☑	NRS 78 - Articles of Incorporation Profit Corporation	☐	NRS 80 - Foreign Corporation	☐	NRS 89 - Articles of Incorporation Professional Corporation

☐ 78A Formation - Close Corporation

(Name of closed corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	**wearegirltalk, inc.**

2. Registered Agent for Service of Process: (Check only one box)	☐ Commercial Registered Agent (name only below) ☑ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below)
	PARACORP INCORPORATED
	Name of Registered Agent **OR** Title of Office or Position with Entity
	318 NORTH CARSON ST, #208 **Carson City** Nevada **89701**
	Street Address City Zip Code
	Nevada
	Mailing Address (If different from street address) City Zip Code

2a. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.*
	X Paracorp **09/20/2023**
	Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity **Date**

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)	This corporation is a close corporation operating with a board of directors ☐ Yes **OR** ☑ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders (NRS 78: Board of Directors/ Trustees is required. NRS 78a: Required if the Close Corporation is governed by a board of directors. NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)	1) **Kiley Coleman**
	Name
	318 N. Carson Street, Suite 208 **Carson City** **NV** **89701**
	Address City State Zip Code

5. Jurisdiction of Incorporation: (NRS 80 only)	**5a.** Jurisdiction of incorporation: _____	**5b.** I declare this entity is in good standing in the jurisdiction of its incorporation. ☐



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
     www.nvsilverflume.gov

Formation - profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.	**Yes** ☐

7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	**Holding Company**

8. Authorized Shares:
(Number of shares corporation is authorized to issue)

Number of common shares with Par value: 490000000.0   Par value: $ 0.001

Number of preferred shares with Par value: 10000000.0   Par value: $ 0.001

Number of shares with no par value: **0**

If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

9. Name and Signature of: Officer making the statement or **Authorized Signer** for NRS 80.
Name, Address and Signature of the Incorporator for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

Kiley Coleman	United States
Name	Country

318 N. Carson Street, Suite 208	Carson City	NV	89701
Address	City	State	Zip/Postal Code

X   **Kiley Coleman**   (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Filed in the Office of	Business Number E35002482023-2
[signature]	Filing Number 20233500247
Secretary of State State Of Nevada	Filed On 09/20/2023 19:03:38 PM
	Number of Pages 8

ATTACHMENT TO ARTICLES OF INCORPORATION OF GIRL TALK, INC.

The Articles of Incorporation of **GIRL TALK, INC.** (the "**Corporation**") are hereby supplemented with the following additions to Article 8 and additional Articles 10-14.

ARTICLE 8 - AUTHORIZED STOCK

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 500,000,000, consisting of (i) 490,000,000 shares of Common Stock, $0.001 par value per share ("***Common Stock***"), of which, 480,000,000 shares shall be designated "***Class A Common Stock***," $0.001 par value per share, and 10,000,000 shares shall be designated as "***Class B Common Stock***," $0.001 par value per share; and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share ("***Preferred Stock***").

The Corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes. Fully-paid stock of the Corporation shall not be liable to any further call or assessment.

The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

1. **Definitions.** As used in this Article 8, the following terms have the meanings set forth below.

1.1 "***Class B Common Stock Automatic Conversion Event***" shall mean an event wherein one or more shares of Class B Common Stock automatically convert into one or more shares of Class A Common Stock pursuant to Section 4.2 of this Article 8.

1.2 "***Immediate Family***" means as to any natural person, such person's spouse or Spousal Equivalent, the lineal descendant or antecedent, brother, sister, nephew or niece, of such person or such person's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, brother, sister, nephew or niece of such person, or his or her spouse or Spousal Equivalent, whether or not any of the above are adopted.

1.3   "***Spousal Equivalent***" means any two natural persons if the relevant person and the related party are registered as "domestic partners" or the equivalent thereof under the laws of their state of residence or any other law having similar effect or provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least eighteen (18) years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely.

1.4   "***Transfer***" of a share of Class B Common Stock (collectively, "***Transferred Stock***") shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also include, without limitation, a transfer of a share of Transferred Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Transferred Stock by proxy or otherwise; *provided*, *however*, that the following shall not be considered a Transfer within the meaning of this Section 1.4 of Article 8:

1.4.1   the granting of a proxy to officers or directors of the Corporation at the request or approval of the Board of Directors of the Corporation (the "***Board***") in connection with actions to be taken at an annual or special meeting of stockholders or by written consent of stockholders;

1.4.2   the transfer of one or more shares of Transferred Stock by (i) gift or pursuant to a domestic relations order from a holder of Transferred Stock to such holder's Immediate Family or (ii) to a trust or trusts for the exclusive benefit of such holder or his Immediate Family for no consideration;

1.4.3   the transfer of one or more shares of Transferred Stock effected pursuant to the holder's will or the laws of intestate succession;

1.4.4   as to any holder that is a trust established for the exclusive benefit of a prior holder of such shares of Transferred Stock or such prior holder's Immediate Family, the transfer of one or more shares of Transferred Stock to the prior holder or such prior holder's Immediate Family for no consideration;

1.4.5   the granting of a repurchase right to the Corporation pursuant to an agreement wherein the Corporation has the right or option to purchase or to repurchase shares of Transferred Stock; *provided*, *however*, that the Corporation's purchase or repurchase of such shares of Transferred Stock pursuant to the exercise of such right or option shall constitute a Transfer; or

1.4.6   upon the request of the transferor, any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum, or if there are not any disinterested members on the Board, the entire Board.

1.5   "***Voting Control***" with respect to a share of Class B Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement or otherwise.

2.   **General.**

(i)   General. Except as expressly provided in this Article 8, Class A Common Stock and Class B Common Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

3.   **Voting.**

3.1   Class A Common. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.2   Class B Common. Each holder of shares of Class B Common Stock shall be entitled to twenty (20) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.3   Class Voting. Except as otherwise provided herein or by applicable law, the holder of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

3.4   Increases or Decreases in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote and without a separate class vote of the holders of each class of the Common Stock.

4.   **Conversion Rights.**   The holders of the Class B Common Stock shall have conversion rights as follows:

4.1   Right to Convert. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class A Common Stock.

4.2   Automatic Conversion. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share; *provided*, *however*, that if a holder of Class B Common Stock Transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such Transfer will not constitute a Class B Common Stock Automatic Conversion Event.

4.3   Mechanics of Conversion.

4.3.1   Surrender of Certificates. Before any holder of Class B Common Stock shall be entitled to convert shares of Class B Common Stock into shares of Class A Common Stock, the holder shall either (1) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock or (2) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued; *provided*, *however*, that on the date of a Class B Common Stock Automatic Conversion Event, the outstanding shares of Class B Common Stock subject to such Class B Common Stock Automatic Conversion Event shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, *however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such Class B Common Stock Automatic Conversion Event unless either the certificates evidencing such shares of Class B Common Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided herein shall be cancelled and may not be reissued.

4.3.2   Conversion Date. In the event that a holder of Class B Common Stock elects to convert such shares pursuant to Section 4.1 of this Article 8 above, the conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted. In the event of a Class B Common Stock Automatic Conversion Event, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred.

4.3.3   Status as Stockholder. On the date of a conversion pursuant to this Section 4 of this Article 8, all rights of the holder of the shares of Class B Common Stock shall cease and the holder or holders in whose name the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder of such shares of Class A Common Stock, notwithstanding that the certificates representing such shares of Class B Common Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Class B Common Stock, or that the certificates evidencing such shares of Class A Common Stock shall not then be actually delivered to such holder.

4.3.4   Delivery of Stock Certificates. In the event of a conversion pursuant to this Section 4 of Article 8, the Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee of such holder, a certificate for the number of shares of Class A Common Stock to which such holder shall he entitled.

4.4   Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class B Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred, *provided*, *however*, that such policies and procedures shall not inhibit the ability of a holder to convert such shares of Class B Common Stock to Class A Common Stock. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class A Common Stock shall be conclusive.

4.5   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class B Common Stock, in addition to such other remedies as shall be available to the holder of such Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this certificate of incorporation.

4.6   Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Common Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

4.7   Status of Converted Stock. In the event any shares of Class B Common Stock shall be converted pursuant to this Section 4 of Article 8, the shares of Class B Common Stock so converted shall be cancelled and shall not be issuable by the Corporation.

ARTICLE 10 - AMENDMENT OF BYLAWS

The Board of Directors of the Corporation shall have the power to make, alter, amend or repeal the Bylaws of the Corporation, except to the extent that the Bylaws otherwise provide.

ARTICLE 11 - INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the Nevada Revised Statutes as such statutes may be amended from time to time.

ARTICLE 12 - LIABILITY OF DIRECTORS AND OFFICERS

No director or officer shall be personally liable to the Corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article 12 by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE 13 - ACQUISITION OF CONTROLLING INTEREST

The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 13 shall apply to or have any effect on any transaction involving acquisition of control by any person occurring prior to such amendment or repeal.

ARTICLE 14 - COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation elects not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 14 shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.





SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, FRANCISCO V. AGUILAR, the duly qualified and elected Nevada Secretary of State, do hereby certify that **wearegirltalk, inc.** did, on 09/20/2023, file in this office the original Articles of Incorporation-For-Profit that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 09/20/2023.



FRANCISCO V. AGUILAR
Secretary of State

Certificate
Number: B202309203973075

You may verify this certificate online at http://www.nvsos.gov





SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

wearegirltalk, inc.

Nevada Business Identification # NV20232905878

Expiration Date: 09/30/2024

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 09/20/2023.



FRANCISCO V. AGUILAR
Secretary of State

Certificate Number: B202309203973076
You may verify this certificate
online at http://www.nvsos.gov

Exhibit C
Amendment to Articles of Incorporation

FRANCISCO V. AGUILAR
Secretary of State

DEPUTY BAKKEDAHL
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
401 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Erin Grinstead
6 VENTURE STE 395
Ranco Santa Margarita, CA 92688, USA

Work Order #: W2023121101911
December 11, 2023
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 484551

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Restated Articles	Fees	20233687798	12/11/2023 7:51:40 PM	InternalReview	1	$175.00	$175.00
Total							$175.00

Payments

Type	Description	Payment Status	Amount
Credit Card	7023530872706149203258	Success	$175.00
Credit Card	Service Fee	Success	$4.38
Total			$179.38

Credit Balance: $0.00

Erin Grinstead
6 VENTURE STE 395
Ranco Santa Margarita, CA 92688, USA

FRANCISCO V. AGUILAR
Secretary of State

DEPUTY BAKKEDAHL
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
401 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

12/11/2023

Work Order Item Number:	W2023121101911 - 3332033
Filing Number:	20233687798
Filing Type:	Restated Articles
Filing Date/Time:	12/11/2023 19:51:40 PM
Filing Page(s):	7

Indexed Entity Information:

Entity ID: E35002482023-2	**Entity Name:** wearegirltalk, inc.
Entity Status: Active	**Expiration Date:** None

Non-Commercial Registered Agent
PARACORP INCORPORATED
318 NORTH CARSON ST #208, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

FVAguilar

FRANCISCO V. AGUILAR
Secretary of State

Commercial Recording Division
401 N. Carson Street



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov



Filed in the Office of	Business Number E35002482023-2
[signature]	Filing Number 20233687798
Secretary of State State Of Nevada	Filed On 12/11/2023 19:51:40 PM
	Number of Pages 7

Certificate to Accompany Restated Articles or Amended and Restated Articles

(PURSUANT TO NRS)

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation

(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)

(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

wearegirltalk, inc.

2. The articles are: (mark only one box) ☑ **Restated** ☐ **Amended and Restated**

Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☑ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: 12/11/2023
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☐ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☐ Articles have been added.

☐ Articles have been deleted.

☑ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

Other Articles:

4. Effective date and time of filing: (optional) Date: 12/11/2023 Time:

(must not be later than 90 days after the certificate is filed)

*This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Filed in the Office of	Business Number E35002482023-2
FVAguilar	Filing Number 20233687798
Secretary of State State Of Nevada	Filed On 12/11/2023 19:51:40 PM
	Number of Pages 7

ATTACHMENT TO ARTICLES OF INCORPORATION OF WEAREGIRLTALK, INC.

The Articles of Incorporation of wearegirltalk, inc. (the "**Corporation**") are hereby supplemented with the following additions to Article 8 and additional Articles 10-14.

ARTICLE 8 - AUTHORIZED STOCK

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 500,000,000, consisting of (i) 490,000,000 shares of Common Stock, $0.001 par value per share ("***Common Stock***"), of which, 480,000,000 shares shall be designated "***Class A Common Stock***," $0.001 par value per share, and 10,000,000 shares shall be designated as "***Class B Common Stock***," $0.001 par value per share; and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share ("***Preferred Stock***").

The Corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes. Fully-paid stock of the Corporation shall not be liable to any further call or assessment.

The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

1. **Definitions.** As used in this Article 8, the following terms have the meanings set forth below.

1.1 "***Class B Common Stock Automatic Conversion Event***" shall mean an event wherein one or more shares of Class B Common Stock automatically convert into one or more shares of Class A Common Stock pursuant to Section 4.2 of this Article 8.

1.2 "***Immediate Family***" means as to any natural person, such person's spouse or Spousal Equivalent, the lineal descendant or antecedent, brother, sister, nephew or niece, of such person or such person's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, brother, sister, nephew or niece of such person, or his or her spouse or Spousal Equivalent, whether or not any of the above are adopted.

1.3 "**_Spousal Equivalent_**" means any two natural persons if the relevant person and the related party are registered as "domestic partners" or the equivalent thereof under the laws of their state of residence or any other law having similar effect or provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least eighteen (18) years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely.

1.4 "**_Transfer_**" of a share of Class B Common Stock (collectively, "**_Transferred Stock_**") shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also include, without limitation, a transfer of a share of Transferred Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Transferred Stock by proxy or otherwise; _provided_, _however_, that the following shall <u>not</u> be considered a Transfer within the meaning of this Section 1.4 of Article 8:

1.4.1 the granting of a proxy to officers or directors of the Corporation at the request or approval of the Board of Directors of the Corporation (the "**_Board_**") in connection with actions to be taken at an annual or special meeting of stockholders or by written consent of stockholders;

1.4.2 the transfer of one or more shares of Transferred Stock by (i) gift or pursuant to a domestic relations order from a holder of Transferred Stock to such holder's Immediate Family or (ii) to a trust or trusts for the exclusive benefit of such holder or his Immediate Family for no consideration;

1.4.3 the transfer of one or more shares of Transferred Stock effected pursuant to the holder's will or the laws of intestate succession;

1.4.4 as to any holder that is a trust established for the exclusive benefit of a prior holder of such shares of Transferred Stock or such prior holder's Immediate Family, the transfer of one or more shares of Transferred Stock to the prior holder or such prior holder's Immediate Family for no consideration;

1.4.5 the granting of a repurchase right to the Corporation pursuant to an agreement wherein the Corporation has the right or option to purchase or to repurchase shares of Transferred Stock; _provided_, _however_, that the Corporation's purchase or repurchase of such shares of Transferred Stock pursuant to the exercise of such right or option shall constitute a Transfer; or

1.4.6 upon the request of the transferor, any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum, or if there are not any disinterested members on the Board, the entire Board.

1.5 "***Voting Control***" with respect to a share of Class B Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement or otherwise.

2. **General.**

(i) General. Except as expressly provided in this Article 8, Class A Common Stock and Class B Common Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

3. **Voting.**

3.1 Class A Common. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.2 Class B Common. Each holder of shares of Class B Common Stock shall be entitled to twenty (20) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.3 Class Voting. Except as otherwise provided herein or by applicable law, the holder of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

3.4 Increases or Decreases in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote and without a separate class vote of the holders of each class of the Common Stock.

4. **Conversion Rights.** The holders of the Class B Common Stock shall have conversion rights as follows:

4.1 Right to Convert. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class A Common Stock.

4.2 Automatic Conversion. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share; *provided*, *however*, that if a holder of Class B Common Stock Transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such Transfer will not constitute a Class B Common Stock Automatic Conversion Event.

4.3   Mechanics of Conversion.

4.3.1   Surrender of Certificates. Before any holder of Class B Common Stock shall be entitled to convert shares of Class B Common Stock into shares of Class A Common Stock, the holder shall either (1) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock or (2) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued; *provided*, *however*, that on the date of a Class B Common Stock Automatic Conversion Event, the outstanding shares of Class B Common Stock subject to such Class B Common Stock Automatic Conversion Event shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, *however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such Class B Common Stock Automatic Conversion Event unless either the certificates evidencing such shares of Class B Common Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided herein shall be cancelled and may not be reissued.

4.3.2   Conversion Date. In the event that a holder of Class B Common Stock elects to convert such shares pursuant to Section 4.1 of this Article 8 above, the conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted. In the event of a Class B Common Stock Automatic Conversion Event, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred.

4.3.3   Status as Stockholder. On the date of a conversion pursuant to this Section 4 of this Article 8, all rights of the holder of the shares of Class B Common Stock shall cease and the holder or holders in whose name the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder of such shares of Class A Common Stock, notwithstanding that the certificates representing such shares of Class B Common Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Class B Common Stock, or that the certificates evidencing such shares of Class A Common Stock shall not then be actually delivered to such holder.

4.3.4   Delivery of Stock Certificates. In the event of a conversion pursuant to this Section 4 of Article 8, the Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee of such holder, a certificate for the number of shares of Class A Common Stock to which such holder shall he entitled.

4.4   Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class B Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred, *provided*, *however*, that such policies and procedures shall not inhibit the ability of a holder to convert such shares of Class B Common Stock to Class A Common Stock. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class A Common Stock shall be conclusive.

4.5   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class B Common Stock, in addition to such other remedies as shall be available to the holder of such Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this certificate of incorporation.

4.6   Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Common Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

4.7   Status of Converted Stock. In the event any shares of Class B Common Stock shall be converted pursuant to this Section 4 of Article 8, the shares of Class B Common Stock so converted shall be cancelled and shall not be issuable by the Corporation.

ARTICLE 10 - AMENDMENT OF BYLAWS

The Board of Directors of the Corporation shall have the power to make, alter, amend or repeal the Bylaws of the Corporation, except to the extent that the Bylaws otherwise provide.

ARTICLE 11 - INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the Nevada Revised Statutes as such statutes may be amended from time to time.

ARTICLE 12 - LIABILITY OF DIRECTORS AND OFFICERS

No director or officer shall be personally liable to the Corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article 12 by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE 13 - ACQUISITION OF CONTROLLING INTEREST

The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 13 shall apply to or have any effect on any transaction involving acquisition of control by any person occurring prior to such amendment or repeal.

ARTICLE 14 - COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation elects not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 14 shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

Exhibit D
Bylaws

BYLAWS OF
wearegirltalk, inc.
a Nevada corporation

Adopted October 11, 2023

1. *Offices*. wearegirltalk, inc. (the "Corporation") may have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by applicable law, at such other place or places, either within or without the State of Nevada, as the Board may from time to time determine or the business of the Corporation may require.

2. *Meetings of Shareholders*.

    2.1. *Annual Meetings*. The annual meetings of shareholders for the election of directors and for such other business as may be stated in the notice of the meeting shall be held at such time and date and place as the Board, by resolution, shall determine and as set forth in the notice of the meeting and shall be held at such place, either within or without the State of Nevada. If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day.

    2.2. *Deferred Meeting for Election of Directors, etc.* If the annual meeting of shareholders for the election of directors and the transaction of other business is not held within the time specified in Section 2.1, the Board shall call a special meeting of shareholders for the election of directors and the transaction of other business as soon thereafter as convenient.

    2.3. *Other Special Meetings*. A special meeting of shareholders (other than a special meeting for the election of directors), unless otherwise prescribed by statute, may only be called by the Board and may be called at any time by the Board. At any special meeting of shareholders, only such business may be transacted as is related to the purpose(s) of such meeting set forth in the notice thereof given pursuant to Section 2.5 or in any waiver of notice thereof given pursuant to Section 2.6.

    2.4. *Fixing Record Date.* For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix, in advance, a date as of the record date for any such determination of shareholders. Such date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting nor more than sixty (60) days prior to any other action. If no such record date is fixed:

        (a) The record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given or, if no notice is given or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

        (b) The record date for determining shareholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is

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expressed;

      (c)   The record date for determining shareholders for any purpose other than those specified in Sections 2.4(a) and Section 2.4(b) shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.5.   *Notice of Meetings of Shareholders; Location.* Except as otherwise provided in Section 2.4 and Section 2.6, whenever under any provision of the Nevada Revised Statutes (as the same may be amended and supplemented from time to time, and including any successor provision thereto, the "NRS"), the Articles of Incorporation of the Corporation (as the same may be amended, supplemented and/or restated from time to time, the "Articles") or these Bylaws, shareholders are required or permitted to take any action at a meeting, written notice shall be given stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose(s) for which the meeting is called.

2.6.   *Waivers of Notice.* Whenever notice is required to be given to the shareholders under any provision of the NRS, or the Articles or these Bylaws, a written waiver thereof, signed by a shareholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a shareholder at a meeting shall constitute a waiver of notice of such meeting, except when the shareholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders need be specified in any written waiver of notice.

2.7.   *Quorum of Shareholders; Adjournment; Postponement.* The holders of 33.33% of the voting power, present, in person or represented by proxy, shall be necessary and sufficient to constitute a quorum for the transaction of any business at such meeting, except where otherwise provided by any provision of the NRS. When a quorum is once present to organize a meeting of shareholders, it is not broken by the subsequent withdrawal of any shareholders.

2.8.   *Voting.* Unless otherwise provided in the Articles, every shareholder of record shall be entitled at every meeting of shareholders to one vote for each share of capital stock standing in his name on the record of shareholders determined in accordance with Section 2.4. In any uncontested election of directors, each person receiving a majority of the votes cast shall be deemed elected. As to each matter submitted to a vote of the shareholders, except as otherwise provided by law or by the Articles or by these Bylaws, such matter shall be decided by a majority of the votes cast on such matter.

2.9.   *Action Without Meeting.* Unless otherwise provided by the Articles, any action required to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote if a consent in writing setting forth the action so taken is signed by the shareholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such action at a meeting, then that proportion of written consents is required. An electronic transmission consenting to an action to be taken and transmitted by a shareholder or proxyholder, or by a person or persons authorized to act for a shareholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section 2.9 to the extent permitted by law.

2.10. *Copies, Etc.* Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing

3. *Directors.*

   3.1. *Number and Term.* Except as provided by any provision of the NRS, the number of directors shall initially be one (1) or such other number of persons as the majority of the full Board, by resolution, may from time to time determine. The directors shall, except for filling vacancies (whether resulting from an increase in the number of directors, resignations, removals or otherwise), be elected at the annual meeting of the shareholders and each director shall be elected to serve until his successor is elected and qualifies. Directors need not be shareholders. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director. The members of the Board shall elect a chairman of the Board (the "Chairman") by a vote of a majority vote of all directors (which may include the vote of the person so elected).

   3.2. *Vacancies.* Except as set forth in Section 3.3, if the office of any director, member of a committee or other officer becomes vacant (whether resulting from an increase in the number of directors, resignations, removals or otherwise), the remaining directors in office, though less than a quorum, by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his successor shall be duly chosen.

   3.3. *Removal.* Other than with respect to any director(s) who are named by a class of preferred stock of the Corporation, which may be removed and replaced either for or without cause at any time solely by the holders of such class of preferred stock, any director(s) may be removed by the affirmative vote of the holders of not less than a majority of the voting power of the issued and outstanding stock entitled to vote, at a special meeting of the shareholders called for that purpose and the vacancies thus created may be filled, at the meeting held for the purpose of removal, by the majority affirmative vote of the holders of all of the voting power of the issued and outstanding stock entitled to vote.

   3.4. *Increase or Decrease of Number.* The number of directors may be increased or decreased only by the affirmative vote of a majority of the directors, though less than a quorum. Any newly created directorships may be filled in the same manner as a vacancy.

   3.5. *Conference Call.* Members of the Board or any committee designated by such Board may participate in a meeting of the Board or such committee by means of telephone conference or similar communication equipment by means of which all persons participating in the meeting can hear each other and participation pursuant to this Section 3.5 shall constitute presence at such meeting.

   3.6. *Meetings.* Meetings of the Board, regular or special, may be held at any place within or without the State of Nevada.

   3.7. *Quorum.* A majority of the directors in office from time to time shall constitute a quorum for the transaction of business. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from

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time to time until a quorum is obtained and no further notice thereof need be given, other than by announcement at the meeting which shall be so adjourned.

3.8. *Action Without Meeting.* Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if a written consent thereto is signed by all members of the Board, or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

3.9. *Telephone Meeting.* Any one or more members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such meeting.

4. *Officers*.

4.1. *Officers.* The Board may elect or appoint a Chief Executive Officer and such other officers as it may determine. The Board may designate one or more Vice Presidents as Executive Vice Presidents and may use descriptive words or phrases to designate the standing, seniority or area of special competence of the Vice Presidents elected or appointed by it. Each officer shall hold his office until his successor is elected and qualified or until his earlier death, resignation or removal in the manner provided in Section 4.2. Any two or more offices may be held by the same person. The Board may require any officer to give a bond or other security for the faithful performance of his duties, in such amount and with such sureties as the Board may determine. All officers as between themselves and the Corporation shall have such authority and perform such duties in the management of the Corporation as may be provided in these Bylaws or as the Board may from time to time determine.

4.2. *Removal of Officers.* Any officer elected or appointed by the Board may be removed by the Board with or without cause. The removal of an officer without cause shall be without prejudice to his contract rights, if any. The election or appointment of an officer shall not of itself create contract rights.

4.3. *Vacancies.* A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled for the unexpired portion of the term in the manner prescribed in these Bylaws for the regular election or appointment to such office.

4.4. *Compensation.* Salaries or other compensation of the officers may be fixed from time to time by the Board. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that he is also a director.

5. *Miscellaneous*.

5.1. *Fiscal Year.* The fiscal year of the Corporation shall be determined, and may be changed, by resolution of the Board.

5.2. *Subject to Law and Articles of Incorporation*. All powers, duties and responsibilities provided for in these Bylaws, whether or not explicitly so qualified, are qualified by the provisions of the Articles and applicable law.

#633922v1

5.3. *Facsimile Signatures.* In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used at any time unless otherwise restricted by the Board or a committee thereof.

5.4. *Electronic Transmission.* For purposes of these Bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

6. *Amendments*. These Bylaws may be altered or repealed and Bylaws may be made at any annual meeting of the shareholders or at any special meeting thereof, if notice of the proposed alteration or repeal of Bylaw or Bylaws to be made be contained in the notice of such special meeting, by the affirmative vote of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, or by the affirmative vote of a majority of the Board at any regular meeting of the Board, or at any special meeting of the Board, if notice of the proposed alteration or repeal, or Bylaw or Bylaws to be made, be contained in the notice of such meeting, or by a written consent in lieu of a meeting as set forth herein.

****

Exhibit E

Financial Statements for the years ended December 31, 2023 and 2022

WEAREGIRLTALK, INC.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Wearegirltalk Inc

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Wearegirltalk Inc (the "Company") as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated deficit from operations. Therefore, the Company has stated substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

As described further in Note 2 to the financial statements, the Company has an accumulated deficit of $114,228 and the cash balance of $34 as of December 31, 2023.

We determined the Company's ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company's future cash flows and the risk of bias in management's judgments and assumptions in estimating these cash flows.

Our audit procedures related to the Company's assertion on its ability to continue as a going concern included the following, among others:

We reviewed the Company's working capital and liquidity ratios and forecasted revenue, operating expenses, and uses and sources of cash used in management's assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the financial statement issuance date. This testing included inquiries with management, comparison of prior period forecasts to actual results, consideration of positive and negative evidence impacting management's forecasts, the Company's financing arrangements in place as of the report date, market and industry factors and consideration of the Company's relationships with its financing partners.

/s/ Fortune CPA, Inc

We have served as the Company's auditor since 2023.

Orange, CA
March 28, 2025
PCAOB # 6901

WEAREGIRLTALK, INC.
CONSOLIDATED BALANCE SHEETS
(in U.S. Dollars)

	December 31, 2023		December 31, 2022	
ASSETS				
Current assets:				
Cash	$	34	$	148,059
Accounts receivable		32,000		129,336
Subscriptions receivable		4,000		—
Total current assets		36,034		277,395
Total assets	$	36,034	$	277,395
LIABILITIES AND SHAREHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable and accrued liabilities	$	34,144	$	156,048
Deferred revenue		46,000		—
Note payable		62,500		62,500
Due to related parties		3,668		—
Total current liabilities		146,312		218,548
Total liabilities		146,312		218,548
Shareholder's Equity (Deficit):				
Preferred stock, par value $0.001; 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and 2022, respectively		—		—
Common stock – Class A, par value $0.001; 480,000,000 shares authorized, 3,200,000 and no shares issued and outstanding as of December 31, 2023 and 2022, respectively		3,200		—
Common stock – Class B, par value $0.001; 10,000,000 shares authorized, 4,800,000 and 4,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively		4,800		4,000
Additional paid-in capital		(3,990)		(3,990)
Retained earnings (deficit)		(114,288)		58,837
Total Shareholders' Equity (Deficit)		(110,278)		58,847
Total Shareholders' Equity (Deficit) and Liabilities	$	36,034	$	277,395

See accompanying notes to the consolidated financial statements.

WEAREGIRLTALK, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in U.S. Dollars)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenues	$ 357,860	$ 758,894
Cost of revenues	262,725	481,836
Gross profit	95,135	277,058
Operating expenses:		
Selling and marketing	513	1,788
Impairment expense	—	27,000
General and administrative:		
Travel and entertainment	17,124	46,171
Bad debts	—	25,402
Office and administration	7,647	26,292
Legal and accounting	37,881	7,105
Dues and subscriptions	10,955	6,813
Other	2,565	3,718
Total operating expenses	76,685	144,289
Operating income	18,450	132,769
Other income (expense):		
Interest expense, net	(902)	(568)
Tax legal order	—	(6,547)
Total other income (expense)	(902)	(7,115)
Income before provision for income taxes	17,548	125,654
Provision (benefit) for income taxes	—	—
Net income	$ 17,548	$ 125,654
Weighted average shares outstanding – basic and diluted		
Common stock – Class A	710,137	—
Common stock – Class B	4,177,534	4,000,000
Income per weighted average common share – basic and diluted		
Common stock – Class A	$ 0.00	$ N/A
Common stock – Class B	$ 0.00	$ 0.03

See accompanying notes to the consolidated financial statements.

WEAREGIRLTALK, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
(in U.S. Dollars)

	Preferred Stock Class A		Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Retained Earnings (Deficit)	Stockholder's Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance – December 31, 2021	– $	–	– $	–	4,000,000 $	4,000 $	(3,990) $	139,277 $	139,287
Net income	–	–	–	–	–	–	–	125,654	125,654
Distribution to shareholder	–	–	–	–	–	–	–	(206,094)	(206,094)
Balance – December 31, 2022	–	–	–	–	4,000,000	4,000	(3,990)	58,837	58,847
Sale of shares	–	–	3,200,000	3,200	800,000	800	–	–	4,000
Net income	–	–	–	–	–	–	–	17,548	17,548
Distribution to shareholder	–	–	–	–	–	–	–	(190,673)	(190,673)
Balance – December 31, 2023	– $	–	3,200,000 $	3,200	4,800,000 $	4,800 $	(3,990) $	(114,288) $	(110,278)

See accompanying notes to the consolidated financial statements.

WEAREGIRLTALK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in U.S. Dollars)

	Year Ended December 31, 2023		Year Ended December 31, 2022	
Cash flows from operating activities:				
Net income	$	17,548	$	125,654
Adjust net income for items not involving cash:				
Changes in non-cash working capital items:				
Accounts receivable		97,336		(94,336)
Prepaid expenses		—		2,533
Accounts payable and accrued liabilities		(121,904		136,430
Deferred revenue		46,000		—
Net cash used in operating activities		38,980		170,281
Cash flows from financing activities:				
Net borrowings (repayments) to related parties		3,668		(2,538)
Net cash provided by financing activities		3,668		(2,538)
Change in cash for the period		42,648		167,743
Distribution to shareholder		(190,673)		(206,094)
Cash, beginning of year		148,059		186,410
Cash, end of year	$	34	$	148,059
Supplemental disclosures of cash flow information				
Interest paid	$	—	$	—
Income tax paid	$	—	$	—

See accompanying notes to the consolidated financial statements.

WEAREGIRLTALK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Organization and Business

Organization and Business

Wearegirltalk, Inc. ("girltalk") was incorporated by our Founder, Kiley Coleman, on September 20, 2023 under the laws of the State of Nevada. Under our Articles of Incorporation, we are authorized to issue 10,000,000 shares of preferred stock and 490,000,000 shares of common stock, 480,000,000 shares of which are designated as Class A and 10,000,000 as Class B. Prior to our formation, our operations were conducted through Coleman Creative Agency, Inc., a California corporation ("Coleman Creative") which was also wholly owned by Ms. Coleman.

On October 9, 2023, we acquired Coleman Creative via a Share Exchange Agreement (the "SEA"), and it is now our wholly owned subsidiary. See Note 3 for further information.

On October 11, 2023, we entered into subscription agreements with Ms. Coleman for the purchase of 800,000 shares of our Class B common stock for the subscription price of $800. In addition, on October 11, 2023, we entered into a subscription agreement with Latigo Partners, LLC ("Latigo") for the purchase of 3,200,000 shares of our class A common stock for the subscription price of $3,200. The total amount subscribed of $4,000 was paid in March 2024 and we have recorded the shares as outstanding as of the date of the subscription agreements.

Our year end is December 31 and as of December 31, 2023, our issued and outstanding shares were 3,200,000 Class A common shares and 4,800,000 Class B shares. All of the Class B shares are owned by Ms. Coleman.

We operate a vibrant and dynamic membership-based community we designed exclusively for women seeking to forge meaningful connections and friendships in their local cities. In an era marked by job relocations, mental health awareness, life-shifting circumstances, and the evolving dynamics of friendships, our goal is for girltalk to emerge as the quintessential platform where women aged 21 to 39 can come together to rediscover the beauty of authentic friendships. We recognize the importance of having a support system and friends who resonate with our aspirations, preferences, and interests, and girltalk is committed to filling this void.

Our platform is designed to address the varied needs of women who might find themselves in situations such as relocating for a job, recovering from a breakup, or feeling that they have outgrown their current social circles. These scenarios can often leave individuals feeling isolated or disconnected from the vibrant social scenes they desire. At girltalk, we understand the significance of forging new bonds, experiencing shared moments, and discovering like-minded individuals within one's close radius.

Girltalk extends its embrace across the United States, with plans for expansion into the United Kingdom and Europe. We will focus on creating our market in targeted cities across those areas and expanding from there. This broad demographic allows us to cater to the unique experiences and preferences of both "Gen Z" (which generally refers to people born between around 2000 and 2012) and some Millennials (which generally refers to people born between 1981 and 2000), ensuring that everyone within these generations finds their niche within the girltalk community while also being able to meet their neighborhood locals.

2.   Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

We have prepared the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). These consolidated financial statements include the accounts of Wearegirltalk and our wholly owned subsidiary, Coleman Creative, and all intercompany transactions and balances have been eliminated.

Given the common control of our Company and Colemand Creative at the time of the SEA, the SEA was accounted for as a reorganization under common control and includes a retrospective presentation for all equity related disclosures, including issued shares and earnings (loss) per share.

Going Concern Considerations

The accompanying consolidated financial statements contemplate continuation of our Company as a going concern. While we had net income for the years ended December 31, 2023 and 2022, we have an accumulated deficit of $114,288 as of December 31, 2023 and our cash balance as of that date is $34. In addition, our cash balance as of December 31, 2024 is $641. Management has determined that there is uncertainty whether our capital needs over the next 12 months can be met and, as a result, there is reasonable doubt about our ability to continue as a going concern for one year from the date of this report. If we are unable to obtain adequate capital to meet our working capital needs, we could be forced to cease operations.

The continuation of our Company as a going concern is dependent upon continued financial support from our shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from any future business we may acquire. There are no assurances that we will be successful in obtaining sufficient capital to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses during the period. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of our Company's functional currencies, the collectability of our accounts receivable and the realization of our deferred offering costs. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the financial statements for the periods presented.

Cash and Cash Equivalents

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our cash balances as of December 31, 2023 and 2022 were $34 and $148,059, respectively.

Expected Credit Losses

We record expected credit losses in accordance with Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326), which guidance requires immediate recognition of management's estimates of current expected credit losses. Our Company's financial assets consist mainly of accounts receivable, amounts receivable due from our customers. These accounts receivable are typically paid by the customer within a 30-to-60-day time period which simplifies our ability to estimate expected credit losses.

We employ all reasonable means of collecting each trade receivable. For each reporting period, we review all accounts receivable that have not been collected within agreed upon terms and determine which of those we may not be able to collect. For those amounts which we deem to be uncollectible, they are written off, which effectively represents a 100% expected credit loss.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company's assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 — Unobservable inputs which are supported by little or no market activity.

For current assets such as cash, accounts receivable, and subscriptions receivable and current liabilities such as accounts payable/accrued liabilities, deferred revenue maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair Value Hierarchy of liabilities that are recognized and measured at fair value in the consolidated financial statements as of December 31, 2023 and 2022 (level 3 inputs are not applicable) are as follows:

| | Fair Value Measurement Using | | | |
	Level 1		Level 2	
DECEMBER 31, 2023				
LIABILITIES				
Note payable	$	–	$	62,500
Due to related party – recognized at fair value [1]	$	–	$	3,668
DECEMBER 31, 2022				
LIABILITIES				
Note payable	$	–	$	62,500

_____

(1)   The amount due to related parties contain no interest provision. Imputed interest is immaterial.

Financial risk factors

Our Company is exposed in varying degrees to a variety of financial instrument-related risks. The main types of risks we encounter are credit risk and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken as a going concern. The type of risk exposure and the way in which such exposure is managed is as follows:

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company's credit risk is primarily attributable to its trade receivables. As of December 31, 2023, our trade receivables consisted of amounts from two customers, one of which accounted for 94% of the total. As of December 31, 2022, our trade receivables consisted of amounts from two customers, one of which accounted for 77% of the total. Before accepting any new customer, our Company carries out research on the credit risk of the new customer and assesses the potential customer's credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk to is ensure, as far as possible, that we will always have sufficient funds to meet liabilities when due. We also manage liquidity risk by continuously monitoring actual and budgeted expenses. Our Company likely has insufficient funds from which to finance any identified business plan and as such will require additional financing to accomplish our long-term strategic objectives. Future funding may be obtained by means of issuing share capital and/or debt financing. There can be no certainty of our ability to raise additional financing. If we are to raise additional capital, we may be unable to continue as a going concern.

At December 31, 2023, our accounts payable and accrued liabilities had contractual terms of less than one year.

Revenue Recognition

We recognize revenue under the guidance of ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Under this guidance, revenue is recognized upon the application of the following steps:

1. Identification of the contract with a customer;
2. Identification of the performance obligations in the contract;
3. Determination of the transaction price;
4. Allocation of the transaction price to the performance obligations in the contract; and
5. Recognition of revenue when, or as, the performance obligation is satisfied.

Revenue is generated by our operating subsidiary, Coleman Creative which has the following source of revenue – Coleman Creative enters into an arrangement with a client wherein they agree to provide a service for a fee. Coleman Creative's performance obligation is to complete the service it has agreed to provide and no revenue is generated until the service has been completed. Coleman Creative invoices its client once the service has been provided and accepted by the client at which time revenue is recorded.

Coleman Creative's arrangements with clients contain a scope of work identifying the deliverables they agree to provide. The arrangements state the fees to be charged as each deliverable is completed and the customer is invoiced accordingly and the fees are recorded as revenue.

Coleman Creative excludes from the measurement of each transaction price, if applicable, all taxes imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer. Such taxes collected are included in accounts payable on the balance sheets as they would ultimately be remitted to governmental authorities.

Cost of revenues consists principally of expenses directly related to the particular service being provided. These costs include, among other things, production costs, cost of talent, space rentals and such other costs that are directly related to the service being provided.

Income Taxes

We account for income taxes in accordance with ASC 740 - *Income Taxes*, which requires us to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carry forwards. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes.

Coleman Creative is a subchapter S corporation and, as such, any tax obligation flows down to its owner. For the parent company, girltalk, our income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

Net Income/Loss Per Share

We compute net income (loss) per share in accordance with ASC 260, *Earnings per Share*. ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. Diluted EPS excludes all potential dilutive shares if their effect is anti-dilutive. As of December 31, 2023 and 2022, we had no dilutive common shares.

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2023 and 2022, which includes both Class A Common Shares and Class B Common Shares:

| | December 31, 2023 | | December 31, 2022 | |
	Class A Common Shares	Class B Common Shares	Class A Common Shares	Class B Common Shares
Numerator:				
Net loss	$ 17,548	$ 17,548	$ 125,654	$ 125,654
Net loss allocated between Class A and Class B common shares	$ 2,550	14,998	$ -	$ 125,654
Denominator:				
Weighted average common shares outstanding - basic	710,137	4,177,534	-	4,000,000
Dilutive common share equivalents	-	-	-	-
Weighted average common shares outstanding - diluted	710,137	4,177,534	-	4,000,000
Net loss per share:				
Basic	$ 0.00	$ 0.00	$ N/A	$ 0.03
Diluted	$ 0.00	$ 0.00	$ N/A	$ 0.03

New Accounting Pronouncements

We have reviewed all accounting pronouncements recently issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC and have determined that they are either not applicable or are not believed to have a material impact on our present or future financial statements.

3.   **Share Exchange Agreement**

As stated in Note 1, on December 11, 2023, we entered into a Share Exchange Agreement with Kiley Coleman, the sole owner of Colemand Creative. Under the agreement, we issued Ms. Coleman 4,000,000 shares of our Class A common stock in exchange for 10,000 shares of Coleman Creative which represented all the issued and outstanding shares of Coleman Creative. Our Company and Coleman Creative were under common control. Our Company relied upon the guidance of ASC 805 *Business Combinations* ("ASC 805") in the presentation of the combined entities. Pursuant to ASC 805-50-05-5, the pooling-of-interests method of accounting provides relevant guidance when an exchange of shares between entities under common control results in a change in the reporting entity. Under the pooling-of-interests method, the transferred assets and liabilities are recorded at their historical carrying amounts, and the equity accounts of the separate entities are combined. Pursuant to ASC 805-50-45-2, the transaction should be presented as if it occurred on the first day of the period reported; accordingly, we have reported the transaction as if it occurred on January 1, 2022.

4.   **Related Party Transactions**

As of December 31, 2023 and 2022, our indebtedness to related parties was $3,668 and zero, respectively. From time to time, we have received advances from and made repayments to our CEO and an organization affiliated with a major shareholder.

5.   **Note Payable**

On July 27, 2020, we issued a note payable for $62,500 to Cross River Bank for a loan under the U.S. Small Business Administration paycheck protection program assisting businesses to continue operations during the COVID 19 pandemic. The note bears interest at 1% per annum, requires monthly payments and matures August 27, 2025, five (5) years from the date of the initial loan disbursement. To date, our Company has made no payments on this note payable. As such, the note is technically in default according to the note's default provisions. Although we have not received notice of such default from Cross River Bank, we have reflected the note as a current liability in the accompanying consolidated balance sheet.

6.   **Revenues and Concentration**

All revenues for the years ended December 31, 2023 and 2022 were generated from consulting services provided to, and approved by, our clients, all of which were independent third parties located in the United States. During the year ended December 31, 2023, two customers accounted for 55.9% of our revenue and five customers accounted for 88.1% of our revenue. For the year ended December 31, 2022, three customers accounted for 85.0% of our revenue.

The top five customers and their associated accounts receivable as of and for the years ended December 31, 2023 and 2022 were as follows:

	Revenues	Accounts Receivable
DECEMBER 31, 2023		
Customer 1	$ 111,193	$ -
Customer 2	89,002	30,000
Customer 3	60,000	-
Customer 4	35,016	-
Customer 5	20,000	-
DECEMBER 31, 2022		
Customer 1	259,473	-
Customer 2	200,000	100,000
Customer 3	185,500	-
Customer 4	40,000	-
Customer 5	29,336	29,336

7.   **Corporate Transaction Agreement**

On August 31, 2023, we entered into an agreement with Boustead Securities, LLC ("Boustead") under which we engaged Boustead to assist us with respect to corporate transactions, including, but not limited to, the issuance of debt or the private placement of our Company's securities and the initial public offering or other registered securities offerings of our securities ("IPO") that will be applied for listing on Nasdaq or the NYSE, among others. As defined in the agreement, Boustead will act as exclusive financial advisor, placement agent and underwriter for our Company in connection with our Company's corporate transactions. As compensation for their services, we agreed to pay Boustead the following:

(a) Cash compensation of nine percent (9%) of the gross proceeds from any debt or private placement transactions
(b) Cash compensation of seven percent (7%) of the gross proceeds from IPO transactions

(c) Cash compensation of one percent (1%) non-accountable expense allowance on any transactions

(d) Warrant for seven percent (7%) of the gross amount of the securities issued by our Company in a corporate transaction.

8.   Capital Stock

Preferred Stock

We are authorized to issue 10,000,000 shares of our $0.001 par value common stock. Our board of directors has the authority to determine the rights, preferences and designations of each series of preference shares to be issued including voting powers, dividend rights, conversion rights, and redemption/liquidation privileges, all as permitted by Nevada law and our byelaws. No preferred shares have been issued to date.

Common Stock

We are authorized to issue 490,000,000 shares of our $0.001 par value common stock and have designated two series of common shares whose rights are described below:

<u>Class A Common Shares</u> – we have designated and authorized 480,000,000 Class A common shares. Each Class A common share is entitled to one (1) vote on all matters subject to a vote of shareholders. There are 3,200,000 Class A common shares issued and outstanding as of December 31, 2023.

<u>Class B Common Shares</u> – we have designated 10,000,000 Class B common shares. Each Class B common share is entitled to 20 votes on all matters subject to a vote of shareholders. Each Class B common share may be converted at any time into one (1) Class B common share. There are 4,800,000 Class B common shares issued and outstanding as of December 31, 2023, all of which are owned by our CEO.

On October 9, 2023, we acquired Coleman Creative via a Share Exchange Agreement (the "SEA"), and it is now our wholly owned subsidiary. See Note 3 for further information.

On October 11, 2023, we entered into subscription agreements with Ms. Coleman for the purchase of 800,000 shares of our Class B common stock for the subscription price of $800. In addition, on October 11, 2023, we also entered into a subscription agreement with Latigo Partners, LLC for the purchase of 3,200,000 shares of our class A common stock for the subscription price of $3,200. The total amount subscribed of $4,000 was paid in March 2024 and we have recorded the shares as outstanding as of the date of the subscription agreements.

9.   Income Taxes

Girltalk was incorporated under the laws of the State of Nevada and, as such is subject to U.S. Federal income tax. The state of Nevada imposes no income tax. Coleman Creative is a subchapter S corporation and, as such, any tax obligation flows to its owner. Tax returns for the year ended December 31, 2022 and prior have been filed and the tax obligation was the responsibility of the owner of Coleman Creative. The Share Exchange Agreement referred to in Note 3 became effective October 9, 2023. To date, no tax returns for the year ended December 31, 2023 have been filed. When filed, the tax obligation for the period January 1, 2023 to October 8, 2023 will be the responsibility of the owner of Coleman Creative. From October 9, 2023 forward, Girltalk will file consolidated tax returns.

The following table presents the income tax provisions for federal and state income taxes for the years ended December 31, 2023 and 2022:

	2023	2022
Current tax provisions:		
Federal	$ –	$ –
Deferred tax provisions:		
Federal	–	–
Total provision for income taxes	$ -	$ -

Reconciliation of the U.S. federal statutory rate to the actual tax rate for the years ended December 31, 2023 and 2022:

	2023	2022
US federal statutory income tax rate	21.0%	21.0%
Coleman Creative subchapter S income	(58.5)%	(21.0)%
Change in valuation reserve	37.5%	–%
Total provision for income taxes	– %	–%

The components of our deferred tax assets (liabilities) as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
Net operating loss carry forward	$ 6,587	$ –
Less: valuation allowance	(6,587)	–
Net deferred tax assets	$ –	$ –

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because management has determined that it is more likely than not that these assets will not be realized.

10.   Subsequent Events

Convertible Promissory Notes

In March 2024, we issued 10% Original Issue Discount Convertible Promissory Notes (the "Convertible Notes") to two parties: one for the principal amount of $55,000 to an unrelated third party and the second in the principal amount of $55,000 to Latigo, a related party for an aggregate principal amount of $110,000. The notes bear interest at 12% per annum on the outstanding principal and originally matured on December 31, 2024. The notes provide that the maturity date may be extended at the election of our Company by up to two additional 90-day periods and, on December 31, 2024, we elected to extend the maturity date to March 31, 2025 whereupon the principal amount of the Convertible Notes increased by 10% to $121,000. In addition, if our Company elects to extend the maturity date for an additional 90 days beyond March 31, 2025, the principal amount of the Convertible Notes will increase by an additional 10% to $132,000. The notes are convertible into shares of our Class A Common Stock (a) automatically upon our Company's initial public offering and concurrent listing on a U.S. national securities exchange or (b) at the election of the note holders if conversion under (a) does not occur. The notes are convertible at $1.00 per share, subject to adjustments in certain circumstances.

After deducting the original issue discount of $10,000 and stock issuance fees of $15,560 which include fees paid to Boustead under the agreement discussed in Note 7, we received net proceeds totaling $84,440. In addition, we also issued a warrant to Boustead to purchase 7,000 shares of our Class A common stock. The warrant is exercisable immediately at $1.00 per share and expires March 18, 2029.

Regulation Crowdfunding Offering

In February 2025, we engaged FlashFunders Funding Portal, LLC ('Funding Portal") to assist us in raising capital through the use of its crowdfunding platform (the "FlashFunders Agreement"). In connection therewith, we prepared and filed a Regulation Crowdfunding Offering Statement with a target-offering amount up to $5,000,000 (the "Offering"). Under the FlashFunders Agreement, we agreed to pay Funding Portal as compensation for the services they provide an initial fee of $25,000 plus a fee equal to five percent (5%) of the gross proceeds of such Offering.

Exhibit F
Investor Presentation dated March 2025



girltalk.

INVESTOR PRESENTATION

MARCH
2025

This presentation (the "Presentation") contains sensitive business and financial information. It is being delivered on behalf of wearegirltalk, inc. (the "Company") by FlashFunders Funding Portal, LLC ("FFP"). The sole purpose of this Presentation is to assist the recipient in deciding whether to proceed with a further inquiry of the Company. This Presentation does not purport to be all-inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company.

By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced or distributed to others at any time without the prior written consent of FFP. Upon request, the recipient will promptly return all materials received from the Company or FFP (including this Presentation) without retaining any copies thereof, all in accordance with the Confidentiality Agreement.

This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. Neither the Company nor FFP makes any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company. Each of the Company and FFP expressly disclaims any and all liability which may be based on such information, errors therein or omissions there from. The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts.

In furnishing this Presentation, neither the Company nor FFP undertakes any obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof, nor an indication that FFP has performed any due diligence on the Company or its affairs.

This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. Investments in private placements may be illiquid, highly speculative and you may lose your entire investment.

This Presentation includes certain statements, estimates and projections with respect to the anticipated future performance of the Company. Such statements, estimates and projections are based on significant assumptions and subjective judgment concerning anticipated results. These assumptions and judgments are inherently subject to risks, variability and contingencies, many of which are beyond the Company's control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized. Actual results likely will vary from those projected, and such variations may be material. In addition, this Presentation does not describe certain risks associated with the Company's business. All communications or inquires relating to the Company or this Presentation should be directed to the representative of FFP. No personnel at the Company may be contacted directly unless expressly permitted by FFP,

Cautionary Statement Concerning Forward -Looking Statements

girltalk.

This Presentation contains forward -looking statements. within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Presentation regarding the Company's strategy, future events, future operations, future financial position, prospects, plans, objectives of management and expected market growth, among others, are forward-looking statements.

The words "anticipate," "believe," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "would," "will," "should," "could," "objective," "target," "ongoing," "contemplate," "potential" or "continue" or the negative of these terms and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

These forward-looking statements include, without limitation, statements about the future growth of the markets the Company operates in; the Company's future financial performance; and the Company's growth strategy.

These forward-looking statements are subject to several risks, uncertainties and assumptions, including those described in the "Risk Factors" section of the Company's Investor Package Dated March 2025 that accompanies this Presentation (the "Investor Package"). Moreover, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the Company's management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Presentation may not occur and actual results may differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither the Company nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Presentation to conform these statements to actual results or to changes in the Company's expectations.

You should read this Presentation and the information contained in the Investor Package with the understanding that the Company's actual future results, levels of activity, performance and events and circumstances may be materially different from what the Company expects.

4

girltalk. – Regulation CF Offering Summary	
Maximum Offering Amount	$5,000,000
Type of Security Offered	Class A Common Stock
Purchase price of Security Offered	$2.00 per Share
Minimum Target Amount	$2.00
Minimum Investment Amount (per investor)	$2.00
Minimum Investment Amount (per investor)	March 1, 2026

the story.



Coleman Creative Agency, Inc.

• CCA started as an agency for artists. Kiley represented directors, photographers, cinematographers, hair stylists, makeup artists, stylists, producers and other talent while continuing to be a producer herself.

• Kiley founded CCA at the age of 26 years old. She spent three days building a $26 Squarespace website, creating contracts, and building her team of artists.

• With the creation of Instagram, and the continued development of social media over the years, CCA branched out to take on influencer and celebrity marketing, expanding the company to become an overarching Creative Agency.

• Every new project, every new client, talent, and working relationship came to be simply through referrals and connections.

• CCA projects include the creative direction and production of music videos, look books, editorials, events, social media campaigns, and more with crew sizes ranging from 5 to 150 people. Kiley's success and leadership through CCA built a wide network of brands, event companies, and talents.

These connections and the key role they've played In Kiley's success gave her another idea: girltalk.

past campaigns.

















































CCA
Coleman Creative Agency

WARNER BROS.
GIVENCHY
DC
UNIVERSAL
UNIVERSAL MUSIC GROUP NASHVILLE
COACHELLA
COACHELLA VALLEY MUSIC AND ARTS FESTIVAL
GUESS U.S.A.
STAGECOACH
NordicTrack
MEJURI
BBR MUSIC GROUP
Coca-Cola
TikTok
JIMMY Kimmel LIVE!
Shipt
hp
AEG
YouTube
PATRICK TA
Ray-Ban
ESTĒE LAUDER
CASETiFY
GOLDENVOICE
method

***Sample of past clients that have sponsored, and partnered with CCA & girltalk . CCA has produced over 500 campaigns & productions.*

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative, and there is risk of the total loss of your investment. Please see full disclosures at the beginning.

7

girltalk.

girltalk. is an exclusive membership community for girls looking to make new friends in their local city by doing cool sh*t.

girltalk. brings the influencer and celebrity experience to the everyday girl. Instead of sitting at home, virtually tuning into their favorite influencer at some stunning, VIP party, girltalk. members are able to put themselves into the scene — making connections for both business and play — in the process.

What makes girltalk. different from other networking groups or meeting apps?

Coleman Creative Agency, Inc.

The network that became the bedrock of CCA is the very same network that is expanding into the events produced by girltalk. We will now be monetizing the same brands and talents for the elevated production and influencer aesthetic girltalk. events have.

Through girltalk., the everyday girl can build herself a network of business professionals and casual friends while experiencing the VIP lifestyle that is usually only seen from behind the screen.

mission and goals.

girltalk.

• girltalk.'s focus is to bring likeminded women together ages 21 -40 who share similar interests.

• girltalk. events bring together members and influencers to bridge the gap between social standings, and placing attention on girls meeting like minded girls..

• We focus on creating events that make you feel like you stepped into an influencer's lifestyle.

• We are dedicated to creating a community of girls that enjoy happy hours, sports, music, games, fitness and more.

• Our key focus is authentic relations and lifelong friendships.


YOU
GOT
THIS
BISH.
girltalk.
girltalk.
girltalk.
girltalk.
girltalk.
girltalk.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative, and there is risk of the total loss of your investment. Please see full disclosures at the beginning.

9

types of events.

girltalk.

Happy Hours

Average 30 to 50 members + influencers.

girltalk. Dinners

Average 4 to 16 members + influencers.

Concerts / Sporting Games

Average 4 to 8 members + influencers.

Workout Classes

Average 10 -20 members + influencers.

Ex: Pilates, Boxing, Yoga, Cycle, etc.

After Hours

We partner with boutiques and stores to host after hour events at their store where girls can sip cocktails, and shop at a discounted price

Lifestyle Events

Average 8 -16 members + influencers.

We take girls to comedy shows, cooking classes, paint and sips, etc.

girltalk. Branded Events

Average 75+ members + influencers.

Focusing on the girltalk. brand as a whole. These are our experiential events.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative, and there is risk of the total loss of your investment. Please see full disclosures at the beginning.








link x lou & Juneshine event

girltalk.



















girltalk.
with
LINK x LOU
and
JUNE
SHINE

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative, and there is risk of the total loss of your investment. Please see full disclosures at the beginning.

girltalk. valentine's day event

girltalk.



girltalk.
GIRLTALK
girltalk.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative, and there is risk of the total loss of your investment. Please see full disclosures at the beginning.



axilswim
X
girltalk.

girltalk.

The
girltalk.
Bar
THE DM SLIDE
KISS MY PEACH
THE MAGIC ELIXIR

The
Girltalk
gifting
Lounge
@wearegirltalk

axilswim
X

WINDSOR

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative, and there is risk of the total loss of your investment. Please see full disclosures at the beginning.

14

realtalk .

girltalk will be producing an interview series called, "realtalk," which is a play on girltalk.

- The focus is to interview empowering women and learn about their story. The location will be a mix between a girltalk set created in different cities, interviewing people in a local coffee shop, their office, on a stoop, etc. We want the content to feel "real".
- The content will live on our IG reels, and YouTube.
- The purpose of these interviews is to inspire women of all different ages to follow their dreams. Everyone has a unique story, and we want to be the platform to share it on.
- The reel content will be a 30 second deliverable that is a cut from the interview segment.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative, and there is risk of the total loss of your investment. Please see full disclosures at the beginning.

Caroline D'Amore



Dani DMC



Alisha Marie & Ashley Nichole



girltalk. global

girltalk.

Welcome to Content Creator trips that are next level. We are taking creators and celebrities to travel the world with girltalk. We will be guaranteeing social media deliverables for brands & locations, and shooting photo and video content. We also are partnering with charities at each destination to highlight travel trips in a philanthropic way. Additionally, we are looking to partner with these properties and offer our girltalk members packages to the resorts at a discount. For the future, we will be doing retreats for our members.




seafire

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative, and there is risk of the total loss of your investment. Please see full disclosures at the beginning.

influencer support

girltalk.



Phoebe Siegal
80,000 IG
Followers



Diplo
6,200,000 IG Followers



Danielle Monet Zuvic
4,400,000 IG Followers



Peter Weber / Pilot Pete
1,400,000 IG Followers



Danielle Campbell
3,400,000 IG
Followers



Melissa Becraft
1,200,000 IG
Followers
Creator is 271k IG



Erika Costell
3,500,000 IG
Followers



Pressley
2,200,000 IG
Followers


150

Dom Gabriel
1,600,000 IG
Followers



Kristen McAtee
947,000 IG Followers
TikTok 498,000



Ellery Lee
264,000 IG
Followers



Sara Safari
1,400,000 IG
Followers



Savanna Demers
2,500,000 TikTok Followers



Elena Cruz 1,300,000 +
614,000 IG Followers

Overall Talent Following (including not shown): 40,000,000 Followers+

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative, and there is risk of the total loss of your investment. Please see full disclosures at the beginning.

past & present brand partnership support

girltalk.








Volcom
Pernod Ricard
MPL Brands Liquor
Alo Yoga
12th Tribe
Mermaid Hair
Patrick TA Beauty









AXIL Swim
Anheiser Busch
Sage the Label
Sadie and Sage
PLUNGE
Sous La Face
Mejuri Jewelry

**Sample of Brands that have sponsored, and partnered with CCA & girltalk. Events. We have partnered with over 250 Brands.*

18

growth strategy.

where we're going.

girltalk . wants to expand into multiple cities and countries. Our focus is targetting the top cities in the US first such as Austin, Dallas, Miami, Boston, Chicago, Los Angeles, New York, New Jersey, San Diego, Orange County, Seattle, and Nashville, and then moving into global expansion. We would focus on markets of Australia, United Kingdom, Europe, and Canada.

how we'll start there.

girltalk . would produce a pop -up activation in each city before building out a full community to gauge city sign - ups, and requests. The activations would be a pop -up experience including PR & Talent to promote, plus allowing all potential girltalk members to experience.

ambassador programs

Our growth strategy includes creating an ambassador program, and a sorority ambassador program. The sorority program will be targeted to seniors in college who are going to be moving to new cities once they graduate. They are our key 21 -25 demographic. We will be doing pop up at sorority houses, and college campuses.

sorority program.

College sororities can host a wide range of events that foster sisterhood, community involvement, personal growth, and fun. These include philanthropy activities like charity runs, and volunteer days, as well as social events such as themed parties, formals, and mixers. Wellness -focused events like yoga classes, mental health workshops, and self -care nights offer relaxation and stress relief, while sisterhood activities like retreats, game nights, and DIY crafts strengthen bonds. girltalk . will also host educational events like leadership workshops, career networking nights, and speaker series, as well as fun competitions such as talent shows, sports tournaments, and trivia nights. Brands are able to partner with sorority houses, sorority sisters, or sponsor sorority events.

momtalk .

Another extension of girltalk ., momtalk . will be a platform where mother's can come together, and have mom's night out, health and wellness days, playdates, and more. A lot of our girltalk . members are growing up with us, and this includes them moving into the mom category. We have found that the mom world is a thriving, and incredible pool of knowledge, but there isn't a set community that is bringing everyone together outside goop newsletters.

• **Event Sponsorships**   - Include a variety of brands ranging from alcohol, fashion, wellness, beauty, tech, and more, to come in as brand sponsors for girltalk. events
Pricing Range: $2,000   - $100,000+

• **Brand Partnerships**   - As girltalk. builds it's social media following, we plan on having brand partnership deals where we promote different brands through our social media platforms.
Pricing Range: $5,000   - $25,000+

• **Membership Signups**   - We will use our events, and social media to gain traction for new members. Membership Fees will be an avenue of revenue for girltalk., and the events will help us to expand into more territories.
 Pricing Range: $5,000 minimum per city

• **Influencer Brand Partnerships**   - We plan on taking the brand deals that come in through CCA, and moving them over to girltalk. This allows us to continue being a non exclusive agency, while running brand deals through girltalk. and influencers we work   with.
Pricing Range: $10,000   - $250,000+

Market Size (Event Industry)

girltalk.


EVENTS INDUSTRY BY TYPE MARKET
BY REVENUE SOURCE
2019
2032
Ticket Sale
Sponsorship
Others

(1) Allied Market Research - https://www.alliedmarketresearch.com/events -industry - market#:~:text=The%20global%20events%20industry%20market,and%20place%20for%20a%20purpose.

In 2019, the global events industry was valued at $1.1 trillion. It is expected to reach $2.1 trillion by 2032. Sponsorships, girltalk.'s main revenue stream, makes up half of the event industries revenue. (1)

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative, and there is risk of the total loss of your investment. Please see full disclosures at the beginning.

ambassador program.

girltalk.

events.
girltalk. Ambassadors will need to attend all girltalk. events. Our ambassadors are the face of the girltalk. community. Our purpose is to make each person feel welcomed and have the best time out with girltalk. There are times when we will do Ambassador   -only events that include retreats, dinners, and more.

commission.
girltalk Ambassadors have an opportunity to participate in girltalk. on a higher level opportunity. For every brand sponsor brought in, they will receive a 20% commission on the deal. If ambassadors are interested in working in producing events, we are offering flat production rates. As girltalk. grows and builds, we are open to offering equity partnerships in the company.

social media.
All girltalk Ambassadors are required to like, comment, and share all girltalk social media. We want our ambassadors to promote tagging girltalk. social handles in content that relate to girls' night out, and girltalk. complimentary content.

community.
We want our ambassadors to promote where they are going to be, and encourage our girltalk members to come meet up. girltalk Ambassadors are encouraged to also push for new ambassadors. Additionally, we want to partner with our local bars, restaurants, venues, and more. Our Ambassadors should be pushing for opportunities in the community that want to partner with our members.

pricing structure.
For every approved member, each brand ambassador will receive $20. If you hit 50 approved members, you will receive a $250 bonus. If you reach 75 approved members you will receive a $350 bonus plus a gift card to one of our brand partners.

what does it include?
girltalk. Ambassadors will meet virtually once a week to connect and give updates on how events are going, brainstorm sessions for new creatives and strategies, discuss new members being onboarded, and more.

We expect our ambassadors to be out in the field recruiting members, inviting people to our mixers, and being the face of girltalk. We have custom girltalk cards to hand out that include a QR code to apply in real time to girltalk. girltalk. will provide our ambassadors with merch to hand out as well as gifts to potential members.

Financials



	2022	Jan - Oct 2023
Sales	$765,628	$439,351
Cost of Goods Sold	604,193	387,061
Gross Profit	161,435	52,290
Expenses	73,553	30,966
Interest Expense	-6	0
Net Income	87,887	21,324

girltalk.

girltalk. – Regulation CF Offering Summary	
Maximum Offering Amount	$5,000,000
Type of Security Offered	Class A Common Stock
Purchase price of Security Offered	$2.00 per Share
Minimum Target Amount	$2.00
Minimum Investment Amount (per investor)	$2.00
Minimum Investment Amount (per investor)	March 1, 2026

5



Kiley Coleman | Chief Executive Officer and Founder

Kiley Coleman, age 35, is our founder and Chief Executive Officer. Ms. Coleman started her first company at the age of twenty six years old. The company initially began as a Creative Agency managing producers, and artists in the industry. Halfway through owning her agency, social media platforms started to become a major direct to consumer avenue for companies, and her company, CCA, would then add on an influencer marketing division specializing on building brands and products using social media strategy.

Ms. Coleman has been a Producer and Creative Director since the age of 19 years old. Her portfolio has included AEG, Goldenvoice, Playboy, GUESS, Google, YouTube, Givenchy, Loma Vista Records, Casetify, Ray Ban, Mejuri, Warner Bros., Method, Patrick Ta, and more. Kiley has worked with a plethora of musicians, influencers, and celebrities including Jake Johnson, Foster the People, Cage the Elephant, Rufus du Sol, The Chainsmokers, Noah Cyrus, Martin Garrix, Rachel Brosnahan, Evan Rachel Wood, Joe Keery, Dacre Mongomery, Morgan Stewart, Dustin Lynch, Lili Reinhardt, and many more.

Ms. Coleman was honored in 2019 to be the female producer for The Wrap's all   -female Emmy Edition producing the cover shoots of all the female Emmy nominees that year. Additionally, her music video production for Jimmy Kimmel Live and GHOST was nominated for a Grammy in 2022.
.

26



Adam Schell | Director

Adam Schell has a proven background as an entrepreneur and community builder. He played a pivotal role in transforming Cruisers Pizza Bar Grill into a thriving entertainment hub. During his tenure, he has initiated successful programs such as the Huntington Beach Live Music Series and the Newport Beach Special Events Program, enhancing the restaurant's offerings and fostering community engagement.

Adam's strategic acumen was evident in his organization of the "It Was Never a Phase Fest," an Outdoor Music Festival that garnered substantial support from corporate sponsors and local government entities. This event not only showcased his ability to secure key partnerships but also united the community through a shared cultural experience. Schell's track record demonstrates his commitment to enhancing customer experiences, promoting community belonging, and fostering unity.

Adam created Golden State Hospitality, a hospitality management company specializing in operations, finances, and guest experience. We handle the day   -to-day running of bars, restaurants, and event spaces—making sure they run smoothly, stay profitable, and keep guests happy.

contact us

---

girltalk.

Kiley Coleman
CEO girltalk . & Coleman Creative
Agency
kiley@colemancreativeagency.com
(818) 536 -4300